Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278254

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated October 25, 2024)

JBS S.A.

Offers to Exchange

All Outstanding Unregistered Notes of the Series Specified Below

For New Notes which have been Registered under the Securities Act of 1933

Expiration Date: 5:00 p.m., New York City Time, November 25, 2024, unless extended

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-4 for JBS S.A., JBS Global Meat Holdings Pty. Limited, JBS Global Luxembourg S.à r.l., JBS Luxembourg Company S.à r.l., JBS USA Food Company and JBS USA Holding Lux S.à r.l., effective as of October 25, 2024 (as supplemented or amended from time to time, the “Prospectus”) (Registration File Nos. 333-278254, 333-278254-01, 333-278254-02, 333-278254-03, 333-278254-04 and 333-278254-05).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Exhibits 99.3 and 99.4 to our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 14, 2023 (the “Form 6-K”). Accordingly, we have attached Exhibits 99.3 and 99.4 to the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are conducting these exchange offers (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) in order to provide you with an opportunity to exchange your unregistered notes for new notes that have been registered under the Securities Act.

We will exchange all outstanding Old Notes that are validly tendered (and not validly withdrawn) and accepted notes for an equal principal amount of New Notes that are registered under the Securities Act.

The exchange offers for the Old Notes expire at 5:00 p.m., New York City time, on November 25, 2024, unless extended (such date, the “Expiration Date”).

You may withdraw tenders of Old Notes at any time prior to the Expiration Date of the Exchange Offers.

Outstanding Aggregate Principal Amount	Title of Series of Unregistered Notes to be Exchanged (collectively, the “Old Notes”)	CUSIP/ISIN No.	Title of Series of Registered Notes to be Issued (collectively, the “New Notes”)
US$1,507,046,000	6.750% Senior Notes due 2034	47214B AA6 and L5659A AA5/	6.750% Senior Notes due 2034
US4721BAA61 and USL5659AAA53

US$900,000,000	7.250% Senior Notes due 2053	47214B AB4 and L5659A AB3/	7.250% Senior Notes due 2053
US47214BAB45 and USL5659AAB37

US$3,062,000	2.500% Senior Notes due 2027	46590XAR7 and L56608AN9/	2.500% Senior Notes due 2027
US46590XAR70 and USL56608AN94

US$20,416,000	5.125% Senior Notes due 2028	46590XAG1 and L56608AK5/	5.125% Senior Notes due 2028
US46590XAG16 and USL56608AK55

US$803,000	6.500% Senior Notes due 2029	46590XAA4 and L56608AA7/	6.500% Senior Notes due 2029
US46590XAA46 and USL56608AA73

US$343,000	3.000% Senior Notes due 2029	46590XAF3 and L56608AJ8/	3.000% Senior Notes due 2029
US46590XAF33 and USL56608AJ82

US$4,320,000	5.500% Senior Notes due 2030	46590XAB2 and L56608AE9/	5.500% Senior Notes due 2030
US46590XAB29 and USL56608AE95

US$909,000	3.750% Senior Notes due 2031	46590XAC0 and L56608AF6/	3.750% Senior Notes due 2031
US46590XAC02 and USL56608AF60

US$16,974,000	3.000% Sustainability-Linked Senior Notes due 2032	46590XAD8 and L56608AG4/ US46590XAD84 and USL56608AG44	3.000% Sustainability-Linked Senior Notes due 2032

US$10,598,000	3.625% Sustainability-Linked Senior Notes 2032	46590X AT3 and L56608AP4 / US46590XAT37 and USL56608AP43	3.625% Sustainability-Linked Senior Notes due 2032

US$483,000	5.750% Senior Notes due 2033	46590XAH9 and L56608AL3/	5.750% Senior Notes due 2033
US46590XAH98 and USL56608AL39

US$115,000	4.375% Senior Notes due 2052	46590XAE6 and L56608AH2/	4.375% Senior Notes due 2052
US46590XAE67 and USL56608AH27

US$345,000	6.500% Senior Notes due 2052	46590XAJ5 and L56608AM1/	6.500% Senior Notes due 2052
US46590XAJ54 and USL56608AM12

See the section entitled “Risk Factors” in the Prospectus for a discussion of risk factors that you should consider prior to tendering your Old Notes in the Exchange Offers.

As of the date of this prospectus supplement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, indirectly control 48.3% of JBS S.A.’s common shares and serve on the boards of directors of JBS S.A. and other group companies. Accordingly, they control or have the ability to control significant corporate activities that require shareholder resolution and have influence over the conduct of our business. In addition, their relatives perform certain management and hold leadership roles at JBS S.A. and related companies. See “Risk Factors — Risks Relating to Our Business and Industries — Our ultimate controlling shareholders have influence over the conduct of our business and may have interests that are different from yours” beginning on page 34 of the Prospectus. In 2017, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F Investimentos S.A. (“J&F”), one of JBS S.A.’s direct controlling shareholders, on behalf of itself and its subsidiaries, entered into a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. In 2020, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista also entered into a settlement with the United States Securities and Exchange Commission (“SEC”), and J&F reached a plea agreement with the United States Department of Justice relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders has suffered and may continue to suffer. In addition, to the extent that the negative reputational impact of these events continues into the future, if pending investigations and proceedings are not resolved favorably to JBS S.A. and our ultimate controlling shareholders, or if future events or actions give rise to new investigations, allegations or proceedings involving us, our ultimate controlling shareholders or affiliates, our reputation and our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, we may be materially adversely affected. For more information, see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” beginning on page 173 of the Prospectus and “Risk Factors — Risks Relating to Our Business and Industries — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” beginning on page 36 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	[Exhibit not incorporated by reference]
99.2	[Exhibit not incorporated by reference]
99.3	JBS S.A.’s unaudited condensed consolidated interim financial information as of September 30, 2024 and for the three- and nine-month periods ended September 30, 2024 and 2023 (in U.S. dollars).
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations (in U.S. dollars).
99.5	[Exhibit not incorporated by reference]
101.INS	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document.
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

2

Exhibit 99.3

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	5,070,055	4,569,517
Margin cash	3	167,466	132,461
Trade accounts receivable	4	3,392,036	3,390,856
Inventories	5	5,471,831	5,101,230
Biological assets	6	1,590,004	1,712,153
Recoverable taxes	7	672,629	919,120
Derivative assets		91,701	87,795
Other current assets		365,285	323,194
TOTAL CURRENT ASSETS		16,821,007	16,236,326

NON-CURRENT ASSETS
Recoverable taxes	7	1,536,543	1,744,275
Biological assets	6	527,352	531,477
Related party receivables	8	108,388	118,554
Deferred income taxes	9	444,200	774,861
Derivative assets		—	81,940
Other non-current assets		325,374	319,226
		2,941,857	3,570,333

Investments in equity-accounted investees		44,511	56,601
Property, plant and equipment	10	12,371,130	12,918,249
Right of use assets	11.1	1,630,738	1,705,710
Intangible assets	12	1,930,448	1,985,595
Goodwill	13	5,848,322	6,105,020

TOTAL NON-CURRENT ASSETS		24,767,006	26,341,508

TOTAL ASSETS		41,588,013	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	4,684,804	5,257,053
Supply chain finance	14	1,115,967	948,066
Loans and financing	15	1,857,767	891,570
Income taxes	16	166,781	83,247
Other taxes payable	16	134,278	144,002
Payroll and social charges	17	1,461,445	1,297,181
Lease liabilities	11.2	346,205	352,627
Dividends payable	19	814,414	400
Provisions for legal proceedings	18	210,057	197,440
Derivative liabilities		101,572	144,251
Other current liabilities		558,196	581,123
TOTAL CURRENT LIABILITIES		11,451,486	9,896,960

NON-CURRENT LIABILITIES
Loans and financings	15	17,100,270	19,107,567
Income and other taxes payable	16	85,906	94,368
Payroll and social charges	17	409,582	490,503
Lease liabilities	11.2	1,425,422	1,488,600
Deferred income taxes	9	1,234,721	1,360,257
Provisions for legal proceedings	18	271,256	315,953
Derivative liabilities		38,803	—
Other non-current liabilities		90,173	115,840
TOTAL NON-CURRENT LIABILITIES		20,656,133	22,973,088

EQUITY	19
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(177,620)	(186,009)
Other reserves		(37,234)	(36,413)
Profit reserves		3,623,632	3,623,632
Accumulated other comprehensive loss		(8,590,084)	(7,554,007)
Retained profit		554,857	—
Attributable to company shareholders		8,551,392	9,025,044
Attributable to non-controlling interest		929,002	682,742
TOTAL EQUITY		9,480,394	9,707,786
TOTAL LIABILITIES AND EQUITY		41,588,013	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2024	2023

NET REVENUE	20	57,208,885	53,469,012
Cost of sales	24	(48,597,318)	(47,741,650)
GROSS PROFIT		8,611,567	5,727,362

Selling expenses	24	(3,438,825)	(3,387,663)
General and administrative expenses	24	(1,712,565)	(1,620,620)
Other income	24.1	60,323	115,003
Other expenses	24.1	(109,079)	(108,517)
NET OPERATING EXPENSES		(5,200,146)	(5,001,797)

OPERATING PROFIT		3,411,421	725,565

Finance income	21	517,594	343,113
Finance expense	21	(1,827,047)	(1,355,977)
NET FINANCE EXPENSE		(1,309,453)	(1,012,864)

Share of profit (loss) of equity-accounted investees, net of tax		(231)	9,836

PROFIT (LOSS) BEFORE TAXES		2,101,737	(277,463)

Current income taxes	9	(399,199)	(136,714)
Deferred income taxes	9	(193,301)	240,469
TOTAL INCOME TAXES		(592,500)	103,755
NET INCOME (LOSS)		1,509,237	(173,708)

ATTRIBUTABLE TO:
Company shareholders		1,354,020	(215,544)
Non-controlling interest		155,217	41,836
		1,509,237	(173,708)

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.61	(0.10)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended September 30,
	Note	2024	2023

NET REVENUE	20	19,926,006	18,729,700
Cost of sales	24	(16,646,119)	(16,465,034)
GROSS PROFIT		3,279,887	2,264,666

Selling expenses	24	(1,217,556)	(1,128,979)
General and administrative expenses	24	(487,585)	(595,629)
Other income	24.1	21,869	17,885
Other expenses	24.1	(42,301)	(23,052)
NET OPERATING EXPENSES		(1,725,573)	(1,729,775)

OPERATING PROFIT		1,554,314	534,891

Finance income	21	153,475	123,379
Finance expense	21	(514,565)	(500,216)
NET FINANCE EXPENSE		(361,090)	(376,837)

Share of profit of equity-accounted investees, net of tax		3,897	4,029

PROFIT BEFORE TAXES		1,197,121	162,083

Current income taxes	9	(142,382)	(98,070)
Deferred income taxes	9	(298,133)	77,492
TOTAL INCOME TAXES		(440,515)	(20,578)
NET INCOME		756,606	141,505

ATTRIBUTABLE TO:
Company shareholders		692,923	117,336
Non-controlling interest		63,683	24,169
		756,606	141,505

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.31	0.05

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

	Nine-month period ended September 30,
	2024	2023

Net income (loss)	1,509,237	(173,708)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	(201,995)	368,536
Gain (loss) on foreign currency translation adjustments	(742,068)	(206,223)
Gain (loss) on cash flow hedge	1,292	1,323
Deferred income tax on gain on cash flow hedge	(328)	682
Valuation adjustments to equity (VAE) in subsidiaries (1)	(7,491)	(7,685)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	8,828	9,640
Income tax on gain associated with pension and other postretirement benefit obligations	(2,240)	(2,446)
Total other comprehensive income (loss)	(944,002)	163,827

Comprehensive Income (loss)	565,235	(9,881)

Total comprehensive income (loss) attributable to:
Company shareholders	317,942	(30,603)
Non-controlling interest	247,293	20,722
	565,235	(9,881)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of comprehensive income for three-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

	Three-month period ended September 30,
	2024	2023

Net income	756,606	141,505

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	34,517	(67,144)
Gain (loss) on foreign currency translation adjustments	162,985	(477,292)
Gain (loss) on cash flow hedge	460	2,634
Deferred income (expense) tax on cash flow hedge	236	1,357
Valuation adjustments to equity (VAE) in subsidiaries (1)	518	(3,516)
Items that will not be reclassified to statement of income:
Loss associated with pension and other postretirement benefit obligations	(1,065)	(2,680)
Income tax on gain associated with pension and other postretirement benefit obligations	(549)	680
Total other comprehensive income (loss)	197,102	(545,961)

Comprehensive Income (loss)	953,708	(404,456)

Total comprehensive income (loss) attributable to:
Company shareholders	886,381	(435,537)
Non-controlling interest	67,327	31,081
	953,708	(404,456)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

			Capital reserves					Profit reserves		Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction(1)	Stock options	Other reserves	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,971	9,546,147
Net income (loss)		—	—	—	—	—	—	—	—	—	—	(215,544)	(215,544)	41,836	(173,708)
Loss on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(183,894)	—	(183,894)	(22,329)	(206,223)
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	368,536	—	368,536	—	368,536
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	2,005	—	—	2,005	—	2,005
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	(7,685)	—	—	(7,685)	—	(7,685)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	5,979	—	—	5,979	1,215	7,194
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	299	184,642	(215,544)	(30,603)	20,722	(9,881)
Share-based compensation		—	—	5,232	—	—	—	—	—	—	60	—	5,292	998	6,290
Realization of other reserves		—	—	—	—	(898)	—	—	—	—	—	898	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	(5)	—	(5)	(4,650)	(4,655)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
BALANCE ON SEPTEMBER 30, 2023		13,177,841	36,321	(234,352)	10,145	(36,075)	603,603	2,928,754	767,354	61,989	(8,226,074)	(662,625)	8,426,881	662,962	9,089,843

BALANCE ON JANUARY 1, 2024		13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income		—	—	—	—	—	—	—	—	—	—	1,354,019	1,354,019	155,218	1,509,237
Gain (loss) on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(832,990)	—	(832,990)	90,922	(742,068)
Loss on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	(201,995)	—	(201,995)	—	(201,995)
Gain (loss) on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	964	—	—	964	—	964
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	5,435	—	—	5,435	1,153	6,588
Other comprehensive income VAE		—	—	—	—	—	—	—	—	(7,491)	—	—	(7,491)	—	(7,491)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(1,092)	(1,034,985)	1,354,019	317,942	247,293	565,235
Share-based compensation		—	—	8,389	—	—	—	—	—	—	—	—	8,389	1,700	10,089
Realization of other reserves	19.d	—	—	—	—	(821)	—	—	—	—	—	821	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(799,983)	(799,983)	—	(799,983)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(3,081)	(3,081)
Others		—	—	—	—	—	—	—	—	—	—	—	—	348	348
BALANCE ON SEPTEMBER 30, 2024		13,177,841	36,321	(224,086)	10,145	(37,234)	603,603	2,232,528	787,501	59,351	(8,649,435)	554,857	8,551,392	929,002	9,480,394

(1)	Refers to changes in equity resulting mainly from compensation based on the shares of subsidiaries.
(4)	Includes capitalization of foreign exchange variation of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of cash flows for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2024	2023
Cash flows from operating activities
Net income (loss)		1,509,237	(173,708)
Adjustments for:
Depreciation and amortization	6, 10, 11 and 12	1,633,620	1,571,803
Expected credit losses	4	9,121	9,740
Share of profit of equity-accounted investees		231	(9,836)
Gain on sales of assets		(4,605)	(6,093)
Tax expense	9	592,500	(103,755)
Net finance expense	21	1,309,454	1,012,864
Share-based compensation		10,089	6,290
Provisions for legal proceedings	18	31,177	86,390
Impairment loss		26,633	24,819
Net realizable value inventory adjustments	5	8,821	(17,868)
DOJ (Department of Justice) and antitrust agreements	18	80,977	42,200
Fair value adjustment of biological assets	6	(55,967)	80,253
		5,151,288	2,523,099
Changes in assets and liabilities:
Trade accounts receivable		53,381	669,139
Inventories		(574,378)	170,788
Recoverable taxes		13,013	27,658
Other current and non-current assets		(93,156)	(85,521)
Biological assets		(355,132)	(376,531)
Trade accounts payable and supply chain finance		(303,239)	(1,047,993)
Taxes paid in installments		(48,065)	(28,459)
Other current and non-current liabilities		116,250	31,839
DOJ and Antitrust agreements payment		(56,630)	(90,300)
Income taxes paid		(188,753)	(23,764)
Changes in operating assets and liabilities		(1,436,709)	(753,144)

Cash provided by operating activities		3,714,579	1,769,955

Interest paid		(1,176,584)	(907,966)
Interest received		151,706	129,657

Net cash flows provided by operating activities		2,689,701	991,646

Cash flows from investing activities
Purchases of property, plant and equipment		(950,558)	(1,100,226)
Purchases and disposals of intangible assets	12	(6,086)	(6,622)
Proceeds from sale of property, plant and equipment		26,003	18,811
Acquisitions, net of cash acquired		(4,219)	(2,072)
Dividends received		8,652	6,537
Related party transactions		675	778
Others		—	20,625
Cash used in investing activities		(925,533)	(1,062,169)

Cash flows from financing activities
Proceeds from loans and financing		2,034,828	8,096,223
Payments of loans and financing		(2,637,753)	(4,406,523)
Derivative instruments received (settled)		(172,543)	(22,045)
Margin cash		(1,162)	(1,436)
Dividends paid		—	(447,979)
Dividends paid to non-controlling interest		(3,127)	(4,655)
Payments of leasing contracts		(314,038)	(318,428)
Cash provided (used in) by financing activities		(1,093,795)	2,895,157

Effect of exchange rate changes on cash and cash equivalents		(169,835)	(1,232)
Net change in cash and cash equivalents		500,538	2,823,402
Cash and cash equivalents beginning of period		4,569,517	2,526,431
Cash and cash equivalents at the end of period		5,070,055	5,349,833

Non-cash transactions:		Nine-month period ended September 30,
	Note	2024	2023
Non-cash additions to right of use assets and lease liabilities	11	330,988	421,921
Capitalized interest	10	26,153	56,559
Closing of construction for fixed assets		12,529	—

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1 Background information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three and nine-month periods ended September 30, 2024 and 2023, were authorized by the Board of Directors on November 14, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

The unaudited condensed consolidated interim financial information includes the Group’s operations in Brazil as well as the activities of its subsidiaries.

1.1 Main events that occurred during the period:

1.1.1 Newcastle disease virus (NDV): On July 19, 2024, following the announcement of an outbreak of Newcastle disease virus at a poultry farm in Rio Grande do Sul, the Brazilian government announced the suspension of poultry exports from this state to various countries. In response, the indirect subsidiary Seara adjusted its production to export from other states, thereby avoiding significant impacts on operations.

1.1.2 Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$799,983 (equivalent to R$4.4 billion considering the exchange rate on September 30, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

1.1.3 Agribusiness receivables certificates offering: On August 28, 2024, an offering of three series of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio - CRAs) due in 2029, 2034, and 2044, respectively, were issued by Seara, an indirect subsidiary, guaranteed by JBS S.A., with an aggregate principal amount of up to US$275.8 million (equivalent to R$1.5 billion, based on the exchange rate on September 30, 2024). The offering was settled on October 3, 2024.

1.1.4 Share buyback program: On September 23, 2024, JBS S.A.’s board of directors approved a new share buyback program, pursuant to which JBS S.A. may acquire up to 113,396,357 of its outstanding common shares, representing up to approximately 5% of JBS S.A. total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 18 months from September 23, 2024. The Share Buyback Program will not affect the number of shares owned by our ultimate controlling shareholders.

1.1.5 Early redemption of Agribusiness Credit Receivable Certificates (CRA): On September 30 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of US$721 million (equivalent to R$3.9 billion, considering the exchange rate as of September 30, 2024).

1.1.6 Floods in Rio Grande do Sul: Regarding the floods that began on April 27, 2024, a total amount of US$19 million was recorded as cost of sales during the nine month-period ended September 30, 2024 (US$13 million during the three-month period ended September 30, 2024). This amount relates to losses of goods, live animals, inventory, and operational costs due to flooding and logistical disruptions in the region.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1.2 Seasonality:

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

1.3 Subsequent events:

a. On October 25, 2024, following the declaration of effectiveness by the United States Securities and Exchange Commission (SEC), the Company announced commencement of the acceptance period. for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), unregistered with the SEC, for new registered debt securities (“New Bonds”). The offer was filed with the SEC on August 25, 2024, and will expire on November 25, 2024.

b. Distribution of interim dividends: On November 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$381,776 (equivalent to R$2.22 billion considering the exchange rate on November 13, 2024), corresponding to US$0.17 (equivalent to R$1.00 considering the exchange rate on November 13, 2024) per ordinary share. The interim dividends will be distributed on January 15, 2025.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and nine-month period ended September 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial information, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, which were authorized by the Board of Directors on November 14, 2024.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

2.1 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

IAS 12 - Income Taxes

As of January 1, 2024, the changes to the International Tax Reform - Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 - Income tax and social contribution.

IAS 1 - Presentation of Financial Statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non-current liabilities subject to future covenants. The amendments apply to annual periods beginning on or after January 1, 2024. The Company is monitoring these changes and has not identified any impacts resulting from this amendment so far.

b. New standards, amendments and interpretations that are not yet effective

IAS 21 - Lack of exchangeability

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

3 Cash, cash equivalents and margin cash

	September 30, 2024	December 31, 2023
Cash on hand and at banks	2,239,508	1,830,814
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,830,547	2,738,703
Cash and cash equivalents	5,070,055	4,569,517

Margin cash (Restricted cash)	108,007	18,191
Investments in Treasury Bills	59,459	114,270
Margin cash	167,466	132,461

Total	5,237,521	4,701,978

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

The availability of revolving credit facilities in the United States was US$2.9 billion as of September 30, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450,000 as of September 30, 2024 (US$450,000 as of December 31, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

4 Trade accounts receivable

	September 30, 2024	December 31, 2023
Current receivables
Domestic sales	1,901,136	1,920,310
Foreign sales	939,025	852,566
Subtotal	2,840,161	2,772,876
Overdue receivables:
From 1 to 30 days	404,000	397,753
From 31 to 60 days	50,629	93,175
From 61 to 90 days	24,326	29,490
Above 90 days	166,670	188,300
Expected credit losses	(89,133)	(84,913)
Present value adjustment	(4,617)	(5,825)
Subtotal	551,875	617,980
Trade accounts receivable, net	3,392,036	3,390,856

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on September 30, 2024, was 0.47% per transaction (1.8% per transaction on September 30, 2023). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions - described within Note 8 - Related party transactions.

Changes in expected credit losses:

	September 30, 2024	September 30, 2023
Balance at the beginning of the period	(84,913)	(82,636)
Additions	(13,460)	(9,740)
Write-offs/Reversals	8,488	9,711
Exchange rate variation	752	(997)
Balance at the end of the period	(89,133)	(83,662)

5 Inventories

	September 30, 2024	December 31, 2023
Finished products	3,400,262	3,096,459
Work in process	519,382	586,036
Raw materials	851,827	759,035
Supplies	700,360	659,700
	5,471,831	5,101,230

During the nine-month period ended September 30, 2024, and 2023, the Company recognized the net realizable value of inventories, with additions, reversals, and write-offs recorded in the cost of goods sold, in the amounts US$(8,821) and US$17,866, respectively.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Balance at the beginning of the period	1,712,153	1,861,106	531,477	501,958
Business combination adjustments	—	(24,542)	—	—
Increase by reproduction (born) and cost absorption including death	7,946,809	9,480,586	1,044,216	617,834
Reduction for slaughter, sale or consumption	(9,087,750)	(10,140,478)	(52,962)	(47,496)
Purchases	324,336	331,670	180,481	134,415
Fair value adjustments	56,074	(80,253)	(108)	—
Reclassification from non-current to current	704,768	229,989	(704,768)	(229,990)
Exchange rate variation	(66,386)	20,720	(21,790)	4,197
Amortization	—	—	(449,194)	(445,763)
Balance at the end of the period	1,590,004	1,678,798	527,352	535,155

7 Recoverable taxes

Recoverable taxes as of September 30, 2024 and December 31, 2023 was comprised of the following:

	September 30, 2024	December 31, 2023
Value-added tax on sales and services - ICMS / IVA / VAT / GST	800,998	919,634
Social contribution on billings - PIS and COFINS	412,131	502,397
Withholding income tax - IRRF / IRPJ	957,720	1,196,502
Excise tax - IPI	18,803	22,004
Reintegra	8,135	8,905
Other	11,385	13,953
	2,209,172	2,663,395

Current	672,629	919,120
Non-current	1,536,543	1,744,275
	2,209,172	2,663,395

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivables

	September 30, 2024	December 31, 2023
Credit with related party (1)	108,388	118,554
	108,388	118,554

(1)	Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and certain former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F agreed to liquidate in accordance with the terms and conditions specified in the agreement.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

Other financial transactions in the Company

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the nine-month period ended September 30, 2024, the Group incurred expenses from the sale of the receivables of US$97,333 (US$71,773 for the nine-month period ended September 30, 2023), recognized as financial expenses.

As of September 30, 2024, the Company held investments with Banco Original, of US$685,345 (US$781,523 as of December 31, 2023), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Interbank deposit rate). For the nine-month period ended September 30, 2024, the Company earned interest from these investments of US$25,736 (US$14,191 for the nine-month period ended September 30, 2023), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the nine-month period ended September 30, 2024, the Company made donations of US$15,975 (US$15,720 for the nine-month period ended September 30, 2023), recognized as general and administrative expenses.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, as of September 30, 2024, the Company has commitment agreements in the amount of US$51,486 (US$61,926 as of December 31, 2023).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the nine-month period ended September 30, 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the nine-month period ended September 30, 2024 and 2023 was:

	Nine-month period ended September 30,
	2024	2023
Salaries and wages	5,336	5,980
Variable cash compensation (1)	16,599	18,658
	21,935	24,638

(1)	The Company approves the variable cash compensation for its executives, typically at the end of March of each year, for the year that has just ended. Therefore, the variable cash compensation amount presented in these financial statements is the amount actually paid during the year to which they refer, related to previous periods.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes

a. Composition of deferred tax income and social contribution

	September 30, 2024	December 31, 2023
Deferred income taxes assets	444,200	774,861
Deferred income taxes liabilities	(1,234,721)	(1,360,257)
	(790,521)	(585,396)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments (1)	Balance at September 30, 2024
Tax losses and negative basis of social contribution	840,172	(238,772)	(63,233)	(553)	537,614
Expected credit losses on trade accounts receivable	38,086	12,365	(2,640)	—	47,811
Provisions for contingencies	78,840	(2,364)	34,771	—	111,247
Present value adjustment	7,648	(1,626)	(830)	—	5,192
Tax credits	23,685	19	48	(74)	23,678
Labor accident accruals	7,927	(928)	—	—	6,999
Pension plan	11,956	1,188	(40)	(8,340)	4,764
Trade accounts payable accrual	277,512	76,153	(50,671)	—	302,994
Non-deductible interest	211,958	(10,418)	2	—	201,542
Right of use assets	25,417	8,199	(1,963)	—	31,653
Goodwill amortization	(851,840)	(10,269)	84,639	—	(777,470)
Present value adjustment - Trade accounts payable	(6,064)	1,904	492	—	(3,668)
Business combinations	(444,250)	(36,524)	3,649	—	(477,125)
Inventory valuation	(207,085)	(55,739)	(2,464)	—	(265,288)
Hedge operations (2)	(25,364)	39,653	(534)	(496)	13,259
Realization of other reserves	(115,640)	2,033	12,795	—	(100,812)
Accelerated depreciation and amortization	(514,285)	17,175	(1)	—	(497,111)
Cut off adjustments (Revenue recognition)	—	25,890	(1,446)	—	24,444
Grains’ Fair Value Adjustment - Subsidiaries	—	(1,614)	(1,557)	—	(3,171)
Other temporary differences	55,931	(19,626)	(13,378)	—	22,927
Deferred taxes, net	(585,396)	(193,301)	(2,361)	(9,463)	(790,521)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustments (1)	Balance at September 30, 2023
Tax losses and negative basis of social contribution	649,164	292,676	18,156	—	959,996
Expected credit losses on trade accounts receivable	31,572	517	861	—	32,950
Provisions for contingencies	94,153	(2,585)	1,721	—	93,289
Present value adjustment	11,326	(4,671)	472	—	7,127
Tax credits	13,196	(104)	(13)	21	13,100
Labor accident accruals	6,139	1,236	—	—	7,375
Pension plan	10,485	45	(60)	(4,023)	6,447
Trade accounts payable accrual	284,235	72,675	2,823	—	359,733
Non-deductible interest	76,563	115,601	1	—	192,165
Right of use assets	22,583	24,640	446	—	47,669
Other temporary differences - assets
Goodwill amortization	(785,958)	(5,582)	(29,528)	—	(821,068)
Present value adjustment - Trade accounts payable	(8,105)	1,512	(341)	—	(6,934)
Business combinations	(441,428)	4,399	(1,222)	—	(438,251)
Inventory valuation	(109,703)	(162,640)	1	—	(272,342)
Hedge operations	8,209	(13,853)	540	416	(4,688)
Realization of other reserves	(110,379)	2,462	(4,635)	—	(112,552)
Accelerated depreciation and amortization	(586,839)	(29,703)	(18)	—	(616,560)
Other temporary differences - liabilities	77,595	(56,156)	4,218	3,479	29,136
Deferred taxes, net	(757,192)	240,469	(6,578)	(107)	(523,408)

(1)	Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and pension plan in the United States of America.
(2)	Hedge and hedge accounting operations are disclosed in Note 25 - Risk management and financial

b. Reconciliation of income tax and social contribution expense:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Profit before taxes	2,101,737	(277,463)	1,197,121	162,083
Brazilian statutory corporate tax rate	(34)%	34%	(34)%	34%
Expected tax benefit (expense)	(714,591)	94,337	(407,021)	(55,108)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	(79)	3,339	1,324	1,364
Non-taxable tax benefits (1)	164,991	366,689	55,412	130,363
Difference of tax rates on taxable income from foreign subsidiaries	128,842	(43,525)	(2,239)	(14,854)
Transfer pricing adjustments	(7,126)	(2,497)	59,613	(665)
Profits taxed by foreign jurisdictions (2)	25,925	(271,871)	61,803	(96,399)
Deferred income tax not recognized	(199,592)	(184,575)	(203,623)	(41,244)
Dividends paid abroad	(10,483)	—	—	—
Non-taxable interest - Foreign subsidiaries	11,715	98,879	3,909	34,920
Donations and social programs (3)	(929)	(5,168)	1,176	(1,256)
SELIC interest on tax credits	5,169	4,309	1,050	1,843
Other permanent differences	3,658	43,838	(11,919)	20,458
Current and deferred income tax benefit (expense)	(592,500)	103,755	(440,515)	(20,578)

Current income tax	(399,199)	(136,714)	(142,382)	(98,070)
Deferred income tax	(193,301)	240,469	(298,133)	77,492
	(592,500)	103,755	(440,515)	(20,578)
Effective income tax rate	(28.19)%	37.39%	(36.80)%	12.70%

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

According to IAS 12, the effective average rate is calculated by the ratio between the tax expense (benefit) and the accounting profit. However, it is important to highlight that this rate can be influenced by operations that impact the tax expense (benefit) but do not have a direct relation to the net profit for the period. Examples of these operations include the effects of unrecognized deferred taxes, income tax and social contribution on the realization of the revaluation reserve, dividends paid abroad, and investment subsidies from previous years. In our understanding, this information should be considered for the analysis of the effective rate.

(1)	The Company and its subsidiaries have subsidies granted by state governments, as presumed income tax benefits, in accordance with the regulations of each State. The appropriate values of this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. During the nine-month period ended September 30, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of US$466 million (US$1.1 billion in the nine-month period ended September 30, 2023), all of which were excluded from their income tax and social contribution calculation basis.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the nine-month period ending September 30, 2024 of US$158 million (US$149 million in the nine-month period ending September 30, 2023).

On June 12, 2023, when considering Repetitive Topic 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, as long as the requirements of the article 30 of Law No. 12,973/14, and it is certain that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being fulfilled by the Company for the year 2024, except in relation to presumed ICMS credits, whose taxation was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1.517.492/PR.

(2)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)	Refers to the donations, as described in Note 24 – Expenses by nature.

Global Minimum Tax:

Starting January 1st, 2024, the rules of Pillar II came into effect in various countries, impacting multinational companies operating in those jurisdictions.

The Group, being subject to these global Pillar II norms, applies the relief from deferred tax accounting introduced by International Tax Reform - Pillar Two Model Rules (Amendments to IAS12), as well as the estimation of additional tax payments related to income tax due to measurement uncertainties and impacts.

Note that the Company, with the assistance of a specialized firm, is monitoring the potential impacts this new rule may have on the Group.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

Transfer Pricing:

Transfer pricing regulations in Brazil have undergone significant changes with the enactment of Law No. 14,596/2023 and Normative Instruction RFB No. 2,132/2023, aiming to align the country with international practices, such as the OECD guidelines. This new regulation, with mandatory implementation beginning in the 2024 calendar year, modifies the calculation methods and documentation required for transactions between related companies, directly impacting how multinational companies must determine and report their transfer pricing adjustments.

The Company, with the assistance of a specialized firm, is making efforts to thoroughly analyze these changes and assess potential impacts on our processes by mapping and adapting to new requirements.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2024	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2024
Buildings	4,305,145	215,591	(10,647)	(192,967)	(199,101)	4,118,021
Land	1,209,739	22,758	(4,053)	—	(86,076)	1,142,368
Machinery and equipment	4,310,590	520,599	(22,461)	(478,107)	(141,903)	4,188,718
Facilities	764,036	129,345	(405)	(39,469)	(87,682)	765,825
Computer equipment	166,291	53,346	(2,013)	(37,544)	(4,347)	175,733
Vehicles (land and air)	272,663	72,166	(7,587)	(33,638)	(15,601)	288,003
Construction in progress	1,636,719	(147,140)	(4,301)	—	(79,357)	1,405,921
Other	253,006	69,936	(836)	(30,308)	(5,257)	286,541
	12,918,189	936,601	(52,303)	(812,033)	(619,324)	12,371,130

	Balance at January 1, 2023	Acquired in business combination	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2023
Buildings	3,779,963	4	541,948	(15,814)	(191,223)	54,042	4,168,920
Land	1,056,590	—	62,178	(292)	—	16,837	1,135,313
Machinery and equipment	3,832,826	10,180	737,122	(30,046)	(444,787)	45,696	4,150,991
Facilities	575,290	—	152,148	(885)	(32,899)	27,212	720,866
Computer equipment	116,263	—	49,073	(583)	(32,550)	2,182	134,385
Vehicles (land and air)	214,898	—	78,467	(5,872)	(31,789)	2,200	257,904
Construction in progress	2,124,483	—	(458,099)	(2,162)	—	35,570	1,699,792
Other	215,050	(15)	46,070	(8,995)	(26,225)	3,618	229,503
	11,915,363	10,169	1,208,907	(64,649)	(759,473)	187,357	12,497,674

(1)	Additions for each category includes transfers from construction in progress during the period.

For the nine-month period ended September 30, 2024, the amount of capitalized interest added to construction in progress and included in additions was US$26,156 (US$56,559 for the nine-month period ended September 30, 2023). The capitalized interest rate used on September 30, 2024, was 5.82% per year (7.94% per year at December 31, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

The Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). In the nine-month period ended September 30, 2024, the Company recognized an impairment of fixed assets in the amount of US$26,725, related to the restructuring of the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.08% for the nine-month period ended September 30, 2024 (5.85% at December 31, 2023).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2024
Growing facilities	805,370	64,590	(25,761)	(119,279)	(44,794)	680,126
Buildings	532,104	161,995	(14,929)	(67,582)	(11,490)	600,098
Land vehicles	223,720	36,458	(2,417)	(54,947)	1,065	203,879
Machinery and equipment	90,101	63,805	(4,313)	(34,949)	(3,356)	111,288
Operating plants	19,695	(59)	(4,035)	(3,373)	(1,678)	10,550
Land	19,186	663	(14)	(1,953)	(582)	17,300
Computer equipment	15,534	—	(158)	(6,415)	(1,464)	7,497
	1,705,710	327,452	(51,627)	(288,498)	(62,299)	1,630,738

	Balance at January 1, 2023	Acquired in business combination	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2023
Growing facilities	823,989	(10,552)	149,059	(10,971)	(124,080)	15,792	843,237
Buildings	426,996	—	158,701	(5,866)	(61,739)	9,387	527,479
Land vehicles	201,655	—	78,132	(634)	(53,782)	(3,412)	221,959
Machinery and equipment	104,890	—	25,209	(1,098)	(38,250)	1,027	91,778
Operating plants	18,706	—	5,335	(138)	(4,742)	719	19,880
Land	19,641	—	1,408	(24)	(1,928)	344	19,441
Computer equipment	9,216	—	(33)	4	(3,331)	391	6,247
	1,605,093	(10,552)	417,811	(18,727)	(287,852)	24,248	1,730,021

(1)	The additions for each line are presented net of PIS and COFINS.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

11.2 Lease liabilities

	September 30, 2024	December 31, 2023
Undiscounted lease payments	2,166,602	2,262,433
Present value adjustment	(394,975)	(421,206)
	1,771,627	1,841,227
Breakdown:
Current liabilities	346,205	352,627
Non-current liabilities	1,425,422	1,488,600
	1,771,627	1,841,227

Changes in the lease liability:

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2024
Lease liability	1,841,227	330,988	74,935	(352,079)	(56,013)	(67,431)	1,771,627

	Balance at January 1, 2023	Business combination adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	12,317	1,856,730

The non-current portion of the lease liability schedule is as follows:

September 30, 2024
2025	247,975
2026	244,732
2027	187,683
2028	153,795
2029	130,380
Maturities after 2029	766,269
Total Future Minimum Lease Payments	1,730,834
Less: Imputed Interest	(305,412)
Present Value of Lease Liabilities	1,425,422

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2024	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2024
Amortizing:
Trademarks	341,183	682	—	(22,056)	653	320,462
Software	24,941	17,210	(7)	(4,635)	(3,151)	34,358
Customer relationships	486,166	—	—	(54,213)	6,590	438,543
Supplier contracts	28,077	—	—	(2,815)	(1,999)	23,263
Others	1,044	33	—	(178)	(53)	846
Non-amortizing:
Trademarks	1,092,793	484	—	—	8,042	1,101,319
Water rights	11,391	214	—	—	52	11,657
	1,985,595	18,623	(7)	(83,897)	10,134	1,930,448

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2023
Amortizing:
Trademarks	315,912	457	—	(16,846)	5,510	305,033
Software	21,079	5,980	(12)	(3,801)	818	24,064
Customer relationships	549,705	2,370	(2,434)	(54,999)	2,692	497,334
Supplier contracts	30,509	—	—	(2,864)	777	28,422
Others	833	36	(28)	(204)	(2)	635
Non-amortizing:
Trademarks	1,050,106	253	—	—	1,143	1,051,502
Water rights	11,347	—	—	—	(134)	11,213
	1,979,491	9,096	(2,474)	(78,714)	10,804	1,918,203

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	September 30, 2024	December 31, 2023
Balance at the beginning of the period	6,105,020	5,828,691
Business combinations adjustments	—	11,842
Exchange rate variation	(256,698)	264,487
Balance at the end of the period	5,848,322	6,105,020

CGUs	September 30, 2024	December 31, 2023
Brazil Beef	1,664,787	1,873,448
Seara	681,823	766,970
USA Pork	694,534	777,583
Moy Park (1)	—	694,534
Pilgrim’s Food Masters (PFM) (1)	—	280,915
Australia Smallgoods	314,839	310,598
Australia Meat	284,751	336,683
PPC - Fresh Poultry (1)	426,901	—
PPC - Brands & Snacking (1)	279,722	—
PPC - Fresh Pork/Lamb (1)	215,380	—
PPC - Food Service (1)	184,125	—
PPC - Meals (1)	62,011	—
Others CGUs without significant goodwill	1,039,449	1,064,289
Total	5,848,322	6,105,020

For the nine-month period ended September 30, 2024 and 2023 there were no indicators of impairment of goodwill within any CGU.

(1)	On July 1, 2024, the Company effectively completed the reorganization of the cash-generating units (CGU) Moy Park and Pilgrim’s Food Masters, driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities is to integrate core operations and reallocate processing capacities across production facilities, resulting in the closure of some facilities in Europe. As a result of this reorganization, the Company reassigned assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Fresh Pork/Lamb, Fresh Poultry, Food Service, Meals, and Brands & Snacking. The Company then performed an interim impairment test on the CGUs on both a pre- and post reorganization basis. There was no impairment recognized in the nine-month period ended September 30, 2024 as a result of these tests.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

The Company additionally assessed if its reorganization indicated that any carrying amounts of its non-goodwill intangible assets might not be recoverable. The reorganization did not result in any change in business use for any of the intangible assets and therefore, the Company determined that no indicators were present that required the test of the recoverability of the asset group-level carrying amounts of its intangible assets in the nine-month period ended September 30, 2024.

14 Trade accounts payable

	September 30, 2024	December 31, 2023
Domestic:
Commodities	1,514,240	1,761,470
Materials and services	2,816,965	3,123,140
Finished products	83,406	38,061
Present value adjustment	(12,056)	(19,642)
	4,402,555	4,903,029

Foreign:
Commodities	15,147	31,354
Materials and services	266,021	320,691
Finished products	1,081	1,979
	282,249	354,024

Total trade accounts payable	4,684,804	5,257,053

Supplier finance arrangements (1)
Domestic	1,104,948	940,344
Foreign	11,019	7,722
Total supplier finance arrangements	1,115,967	948,066
Total	5,800,771	6,205,119

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, the suppliers advance this operation with the banks under the supply chain finance method. The total amount of this commitments as of September 30, 2024 was US$63,019 (US$61,926 at December 31, 2023), this operation is recognized as supply chain finance.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

15 Loans and financing

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms / non- current debt	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Foreign currency
ACC - Advances on exchange contracts	6.07%	USD	—	2024	931,170	52,158	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	5,531	—	174,346
FINIMP - Import Financing	6.46%	USD and EUR	Euribor	2025	5,775	31,291	—	647
White Stripe credit facility	8.45%	USD and CAD	—	—	—	2,892	—	—
Working capital - Dollar	7.01%	USD	SOFR	2024 - 30	372	362	2,311	2,553
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2024 - 38	1,566	442	65,438	38,464
Scott credit facilities	2.20%	USD	—	2030	—	—	—	1,815
Export credit note	6.96%	USD	SOFR	2025	100,757	—		—
Others	6.53%	—	—		13,189	—	1,792	—
					1,052,829	92,676	69,541	217,825
Local currency
FINAME(1)	5.99%	BRL	—	2024 - 25	56	478	—	6
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024 - 25	676	54,906	—	60,000
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	5,208	11,542	989,294	986,220
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	7,557	19,219	888,502	886,398
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	2,070	1,084	69,835	77,885
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,900	7,458	588,229	586,210
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	14,128	31,910	1,240,874	1,239,931
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,111	1,563	488,840	495,338
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,250	3,833	982,088	980,341
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,319	16,729	955,411	984,472
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	47,508	29,469	1,625,208	2,001,095
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	4,061	30,900	1,486,122	1,576,065
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	6,344	16,309	887,577	887,237
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	33,261	8,396	1,525,901	1,527,284
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	24,350	18,669	883,639	883,214
Notes 4.25% PPC 2031	4.25%	USD	—	2031	16,669	8,972	843,747	984,404
Notes 3.50% PPC 2032	3.50%	USD	—	2032	2,538	10,500	891,986	891,184
Notes 6.25% PPC 2033	6.25%	USD	—	2033	14,972	43,924	965,586	984,018
Notes 6.88% PPC 2034	6.88%	USD	—	2034	12,795	7,639	485,699	484,577
Working capital - Reais	10.99%	BRL	TJLP	2024 - 28	—	5,081	—	16,331
Working capital - Euros	4.00%	EUR	Euribor	2024 - 28	20,023	17,249	11,873	10,186
Export credit note	12.97%	BRL	CDI	2024 - 30	966	2,913	1,162	214,735
CDC - Direct Consumer Credit	15.31%	BRL	—	2024 - 28	13,064	21,296	2,476	9,020
Livestock financing - Pre	10.99%	BRL	—	2024	379,082	242,928	—	—
CRA - Agribusiness Receivables Certificate	15.31%	BRL	CDI and IPCA	2024 - 37	134,967	149,060	1,112,965	2,013,297
Credit line - Scott	7.69%	USD, EUR	—	2025	—	20,087	—	529
Credit line - Beardstown Pace	3.65%	USD	—	2050	—	6,689	—	64,700
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	—	993	—	34,053
Others	4.68%	Various	Various	2031	37,063	9,098	103,715	11,012
Total					804,938	798,894	17,030,729	18,889,742

					1,857,767	891,570	17,100,270	19,107,567

(1)	FINAME - Government Agency for Machinery and Equipment Financing

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of September 30, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450 million (US$450 million at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	September 30, 2024

2025
2026	8,259
2027	22,315
2028	1,002,583
2029	989,449
Maturities after 2029	688,287
2,710,893

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with its financial debt covenants restrictions as of September 30, 2024.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	September 30, 2024	December 31, 2023

Taxes payable in installments	57,977	67,980
PIS / COFINS tax payable	16,501	32,835
ICMS / VAT / GST tax payable	43,596	35,335
Withholding income taxes	7,850	10,527
IPTU and others	94,260	91,693
Subtotal	220,184	238,370
Income taxes payable	166,781	83,247
Total	386,965	321,617

Breakdown:
Current liabilities	301,059	227,249
Non-current liabilities	85,906	94,368
	386,965	321,617

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	September 30, 2024	December 31, 2023

Social charges in installments	407,910	489,520
Bonus and vacation along with related social charges	891,373	736,138
Salaries and related social charges	509,764	503,400
Others	61,980	58,626
	1,871,027	1,787,684
Breakdown:
Current liabilities	1,461,445	1,297,181
Non-current liabilities	409,582	490,503
	1,871,027	1,787,684

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that the subrogation of the collection of social security contributions was unconstitutional, referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or product-acquiring cooperatives. As of September 30, 2024 the Company and its subsidiaries have a provision recorded in the amount of US$279,637 (US$353,000 as of December 31, 2023) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Company and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$274,490 in cash or through compensation of federal taxes recoverable.

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

Breakdown:
	September 30, 2024	December 31, 2023
Current liabilities	210,057	197,440
Non-current liabilities	271,256	315,953
	481,313	513,393

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	September 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	98,754	69,944	101,151	269,849	107,940	73,502	133,006	314,448
USA	—	210,056	—	210,056	—	197,439	—	197,439
Others jurisdictions	61	43	1,304	1,408	64	48	1,394	1,506
Total	98,815	280,043	102,455	481,313	108,004	270,989	134,400	513,393

	Labor		Civil			Tax and Social Security
Jurisdiction	Brazil	Other	Brazil	USA	Other	Brazil	Other

Balance at January 1, 2024	107,940	64	73,502	197,440	47	133,006	1,394
Additions, reversals and changes in estimates	49,708	4,220	15,133	81,226	(4,320)	(23,804)	627
Payments	(52,202)	(4,381)	(15,923)	(68,640)	108	(1,875)	81
Indexation	5,352	495	5,715	—	(257)	8,251	(318)
Exchange rate variation	(12,043)	(338)	(8,483)	30	4,465	(14,427)	(480)
Balance at September 30, 2024	98,755	60	69,944	210,056	43	101,151	1,304

Balance at January 1, 2023	99,187	83	48,539	174,240	21	104,126	1,294
Additions, reversals and changes in estimates	46,185	(721)	20,678	42,200	1,099	18,682	(68)
Payments	(50,413)	(494)	(15,009)	(90,300)	(1,008)	(459)	(96)
Indexation	8,140	(185)	12,759	—	727	10,479	2,143
Exchange rate variation	2,767	1,375	948	—	(818)	6,352	(1,975)
Balance at September 30, 2023	105,866	58	67,915	126,140	21	139,180	1,298

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters. As of the nine-month period ending September 30, 2024, a provision of US$81,226 (US$42,200 as of September 30, 2023), was recognized. During this period, payments amounted to US$68,640 (US$90,300 as of September 30, 2023), leaving a remaining provision of US$210,056 (US$126,140 as of September 30, 2023).

The Company, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk.

Legal proceedings (possible loss):

In the nine-month period ended September 30, 2024, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

19 Equity

a.	Share capital: Share capital on September 30, 2024 and December 31, 2023 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the nine-month period ended September 30, 2024.

b.	Profit reserve:

b1. Treasury shares: Treasury shares include shares repurchased by the Group. As of September 30, 2024 and 2023, the Group had no balance in treasury shares.

c.	Non-controlling interest: Material non-controlling interest as of September 30, 2024 consisted of the 17.6% (17.5% as of December 31, 2023), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of September 30, 2024 (82.5% as of December 31, 2023) of the total. The profit allocated to the PPC non-controlling interest was US$151,553 and US$33,600 for the nine-month period ended September 30, 2024 and 2023, respectively. The accumulated non-controlling interest in PPC was US$827,936 as of September 30, 2024 (US$674,000 as of December 31, 2023). For the nine-month period ended September 30, 2024, purchase of treasury stock by PPC was nil (nil for the nine-month period ended September 30, 2023). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023

Net Revenue	13,506,227	12,833,915	4,584,979	4,360,196
Net Income	851,451	188,106	349,990	121,567

	Nine-month period ended September 30,
	2024	2023
Net cash provided by operating activities	1,640,792	399,598

	September 30, 2024	December 31, 2023

Total assets	10,700,534	9,810,361
Total liabilities	6,481,868	6,465,784

d.	Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$799,983 (equivalent to R$4.44 billion considering the exchange rate on September 30, 2024), corresponding to US$0.36 (equivalent to R$2.00 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

20 Net revenue

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Domestic sales	42,500,372	40,051,153	14,663,139	13,941,824
Export sales	14,708,513	13,417,859	5,262,867	4,787,876
NET REVENUE	57,208,885	53,469,012	19,926,006	18,729,700

20.1 Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	September 30, 2024	December 31, 2023
Trade accounts receivable	4	3,392,036	3,390,856
Contract liabilities		(225,365)	(324,598)
Total customer contract revenue		3,166,671	3,066,258

21 Net finance expense

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Exchange rate variation	84,655	103,155	(68,731)	45,848
Fair value adjustments on derivatives	(353,763)	(56,500)	54,807	(56,963)
Interest expense (1)	(1,251,090)	(1,246,500)	(399,416)	(428,803)
Interest income (2)	309,401	224,768	98,668	77,531
Bank fees and others	(98,656)	(37,788)	(46,418)	(14,450)
	(1,309,453)	(1,012,864)	(361,090)	(376,837)

Finance income	517,594	343,113	153,475	123,379
Finance expense	(1,827,047)	(1,355,977)	(514,565)	(500,216)
	(1,309,453)	(1,012,864)	(361,090)	(376,837)

(1)	For the nine-month period ended September 30, 2024, the amount of US$864,371 (US$850,830 for the nine-month period ended September 30, 2023) refers to interest expenses from loans and financings.
(2)	For the nine-month period ended September 30, 2024, the amount of US$136,247 (US$61,531 for the nine-month period ended September 30, 2023) refers to interest income from short-term investments.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

22 Earnings (loss) per share

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Net income attributable to Company shareholders	1,354,019	(215,544)	692,922	117,336
Weighted average - common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings (loss) per share - (US$)	0.61	(0.10)	0.31	0.05

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment performance is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these unaudited condensed financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity-accounted investees, net of tax; exclusion of net finance expense; exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of restructuring; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments - special program; and exclusion of certain other operating income (expense), net.

Brazil: this segment includes all the operating activities from the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, which the majority of revenues are generated from US, United Kingdom, Europe, and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. PPC also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. PPC includes the PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Nine-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	9,110,276	6,499,556	17,886,153	6,114,728	13,494,937	4,882,634	412,639	58,400,923	(1,192,038)	57,208,885
Adjusted EBITDA(1)	733,874	1,088,992	136,531	800,249	2,059,291	524,075	3,608	5,346,620	(1,324)	5,345,296

	Nine-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	8,132,195	6,162,416	17,030,121	5,611,574	12,823,350	4,478,908	642,196	54,880,760	(1,411,748)	53,469,012
Adjusted EBITDA(1)	292,800	229,156	212,843	331,799	1,093,860	276,247	(7,477)	2,429,228	(1,805)	2,427,423

	Three-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	3,256,380	2,193,966	6,312,640	2,042,489	4,581,061	1,784,587	152,119	20,323,242	(397,236)	19,926,006
Adjusted EBITDA(1)	377,679	461,243	117,347	246,696	775,892	174,347	(85)	2,153,119	—	2,153,119

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	Three-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,958,974	2,091,562	5,953,183	2,026,552	4,356,432	1,575,241	140,697	19,102,641	(372,941)	18,729,700
Adjusted EBITDA(1)	99,250	116,063	103,008	209,173	449,760	136,181	(4,438)	1,108,997	(617)	1,108,380

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows below:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Profit (loss) before taxes	2,101,737	(277,463)	1,197,121	162,083
Share of profit of equity-accounted investees, net of tax	231	(9,836)	(3,897)	(4,029)
Net finance expense	1,309,453	1,012,864	361,090	376,837
Depreciation and amortization	1,633,620	1,571,801	542,842	535,936
Antitrust agreements(1)	80,977	42,200	700	10,500
Donations and social programs(2)	18,171	11,084	3,591	3,698
Impairment of assets(7)	—	20,836	—	(909)
Restructuring(3)	82,991	39,625	30,835	941
Rio Grande do Sul losses(4)	19,313	—	13,092	—
Fiscal payments - Special Program(5)	81,766	—	—	—
Other operating income (expense), net(6)	17,037	16,312	7,745	23,323
Elimination	1,324	1,805	—	617
Total Adjusted EBITDA for reportable segments	5,346,620	2,429,228	2,153,119	1,108,997

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.

(2)	Refers to the donations, as described in Note 24 – Expenses by nature.
(3)

Refers to multiple restructuring initiatives (including related impairment), primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are classified as Other expenses, as well as other non-significant restructuring projects that are classified as General and administrative expenses.

(4)	Refers to the losses resulted from flooding that occurred in Rio Grande do Sul.
(5)	Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.
(6)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, marketing of social programs, insurance recovery, among others.
(7)	Refers to the impairment of assets of the Planterra business unit, which ceased its activities during the 2023 fiscal year.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	Nine-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	33,616,750	15,812,391	4,467,637	4,514,802	273,847	58,685,427	(1,476,542)	57,208,885
Total assets	17,850,381	15,352,126	4,221,281	5,605,971	295,385	43,325,144	(1,737,131)	41,588,013

	Nine-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	31,622,467	13,361,329	4,158,985	4,446,891	190,822	53,780,494	(311,482)	53,469,012
Total assets	33,826,807	17,650,586	3,601,670	5,129,745	2,063,529	62,272,337	(19,434,538)	42,837,799

	Three-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	11,633,150	5,522,770	1,645,994	1,533,689	97,597	20,433,200	(507,194)	19,926,006

	Three-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	10,979,718	4,755,130	1,478,164	1,503,806	80,424	18,797,242	(67,542)	18,729,700

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

24 Expenses by nature

Expenses by nature are disclosed as follows:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Cost of sales
Cost of inventories, raw materials and production inputs	(40,962,307)	(40,815,062)	(14,065,067)	(14,096,023)
Salaries and benefits	(6,187,989)	(5,552,453)	(2,100,973)	(1,904,147)
Depreciation and amortization	(1,447,022)	(1,374,135)	(480,079)	(464,864)
	(48,597,318)	(47,741,650)	(16,646,119)	(16,465,034)
Selling
Freight and selling expenses	(2,686,014)	(2,843,955)	(843,173)	(944,549)
Salaries and benefits	(415,795)	(223,114)	(254,592)	(78,074)
Depreciation and amortization	(46,127)	(48,424)	(18,412)	(16,604)
Advertising and marketing	(231,120)	(229,107)	(78,726)	(74,770)
Net impairment losses (reversal of impairment)	(6,929)	(523)	(2,684)	659
Commissions	(52,840)	(42,540)	(19,969)	(15,641)
	(3,438,825)	(3,387,663)	(1,217,556)	(1,128,979)
General and administrative
Salaries and benefits	(898,891)	(871,285)	(285,377)	(322,811)
Fees, services held and general expenses	(574,055)	(546,806)	(153,566)	(204,150)
Depreciation and amortization	(140,471)	(149,245)	(44,351)	(54,470)
DOJ and Antitrust agreements	(80,977)	(42,200)	(700)	(10,500)
Donations and social programs (1)	(18,171)	(11,084)	(3,591)	(3,698)
	(1,712,565)	(1,620,620)	(487,585)	(595,629)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Company to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

For the nine-month period ended September 30, 2024, the Company incurred expenses with internal research and development, in the amount of US$4,194 (US$5,211 for the nine-month period ended September 30, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

24.1 - Other income and expenses

Other income: During the nine-month period ended September 30, 2024, the Company recorded in other income the amount of U$60,323 (US$115,003 as of September 30, 2023), which consist of several operations that are not significant and mainly refer to results on sale of asset totaling US$15,607 (US$16,970 as of September 30, 2023), insurance recovery totaling US$51 (US$19,267 as of September 30, 2023), tax refund and extemporaneous tax credit totaling US$5,933 (US$41,773 as of September 30, 2023) and other miscellaneous items.

Other expenses: During the nine-month period ended September 30, 2024, the Company recorded in other expenses the amount of U$109,079 (US$108,517 as of September 30, 2023), which consist mainly of restructuring totaling US$82,070 (US$60,422 as of September 30, 2023), loss on asset sale totaling US$12,760 (US$27,092 as of September 30, 2023) and other miscellaneous items.

Restructuring related expenses

During the nine and three-month period ended September 30, 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	Nine-month period ended in September 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	2,571	27,965	23,585
Pilgrim’s Food Masters	14,980	34,774	14,452
Pilgrim’s Pride Ltd.	2,339	19,331	2,312
Moy Park	2,012	—	869
Total	21,902	82,070	41,218

	Three-month period ended in September 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	(161)	—	4,102
Pilgrim’s Food Masters	4,933	11,921	5,762
Pilgrim’s Pride Ltd.	1,212	15,122	1,608
Moy Park	(95)	3,792	210
Total	5,889	30,835	11,682

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2023 to September 30, 2024 and from December 31, 2022 to September 30, 2023. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Balance Sheets. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2024 (*)

Severance	3,651	41,565	(32,185)	573	13,604
Contract termination	1,597	2,028	(3,096)	23	552
Asset impairment	359	26,846	(27,200)	(5)	—
Other	4,631	11,631	(8,809)	293	7,746
Total	10,238	82,070	(71,290)	884	21,902

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	Liability reserve as of December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2023 (*)

Severance	6,142	20,812	(26,058)	206	1,102
Contract termination	922	1,278	(110)	42	2,132
Asset impairment	3,007	5,030	(8,155)	462	344
Other	6,526	11,564	(11,545)	(346)	6,199
Total	16,597	38,684	(45,868)	364	9,777

(*)	Recognized in each of its respective balance accounts.

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	September 30, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	2,782,219	2,642,258
National treasury bills	3	107,787	210,716
Derivative assets		91,701	169,736
Amortized cost (2)
Cash at banks	3	2,239,508	1,830,814
Margin cash	3	108,007	18,191
Trade accounts receivable	4	3,392,036	3,390,856
Related party receivables	8	108,388	118,554
Total		8,829,646	8,381,125
Liabilities
Amortized cost
Loans and financing	15	(18,958,037)	(19,999,137)
Trade accounts payable and supply chain finance	14	(5,800,771)	(6,205,119)
Lease	11	(1,771,627)	(1,841,227)
Other financial liabilities (3)		(70,014)	(104,043)
Fair value through profit or loss
Derivative liabilities		(140,375)	(144,251)
Total		(26,740,824)	(28,293,777)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost; the trade accounts receivable are short-term and net of expected losses..

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets.

	September 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,782,219	2,782,219	206,650	2,435,608	2,642,258
National treasury bills	107,787	—	107,787	210,716	—	210,716
Derivative assets	—	91,701	91,701	—	169,736	169,736

Financial liabilities
Derivative liabilities	—	140,375	140,375	—	144,251	144,251

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	September 30, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	95.75%	957,520	1,000,000	92.10%	920,960
Notes 5.13% JBS Lux 2028	899,740	101.51%	913,326	900,000	99.66%	896,931
Notes 3.00% JBS Lux 2029	600,000	93.26%	559,542	600,000	88.24%	529,440
Notes 6.50% JBS Lux 2029	69,909	100.90%	70,534	77,973	99.27%	77,406
Notes 5.50% JBS Lux 2030	1,249,685	101.41%	1,267,268	1,250,000	98.55%	1,231,875
Notes 3.75% JBS Lux 2031	493,000	92.06%	453,876	500,000	86.45%	432,250
Notes 3.00% JBS Lux 2032	1,000,000	86.85%	868,470	1,000,000	81.66%	816,560
Notes 3.62% JBS Lux 2032	969,100	91.35%	885,321	1,000,000	85.60%	856,030
Notes 5.75% JBS Lux 2033	1,661,675	103.89%	1,726,248	2,050,000	99.35%	2,036,736
Notes 6.75% JBS Lux 2034	1,507,046	111.14%	1,675,007	1,600,000	105.27%	1,684,368
Notes 4.37% JBS Lux 2052	900,000	80.02%	720,216	900,000	74.36%	669,204
Notes 6.50% JBS Lux 2052	1,548,000	106.93%	1,655,339	1,550,000	100.71%	1,560,989
Notes 7.25% JBS Lux 2053	900,000	116.93%	1,052,406	900,000	109.34%	984,060
Notes 4.25% PPC 2031	855,725	95.22%	814,779	1,000,000	90.27%	902,650
Notes 3.50% PPC 2032	900,000	88.52%	796,698	900,000	84.47%	760,203
Notes 6.25% PPC 2033	980,000	106.31%	1,041,808	1,000,000	102.90%	1,029,020
Notes 6.87% PPC 2034	500,000	110.97%	554,826	499,999	108.05%	540,230
	16,033,880		16,013,184	16,727,972		15,928,912

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on September 30, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of September 30, 2024 and December 31, 2023 are shown below:

	September 30, 2024	December 31, 2023
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	—	(60,676)
Credit note - export	(2,129)	(217,648)
Rural - Credit note - Prefixed	—	(1,208)
Related party transactions	—	624
CDB-DI (Bank certificates of deposit)	893,653	943,526
Margin cash	130,753	31,566
Subtotal	1,022,277	696,184
Derivatives (Swap)	(1,498,412)	(1,427,374)
Total	(476,135)	(731,190)
Net exposure to the IPCA rate:
Treasury bills	36,371	27,716
CRA - Agribusiness Credit Receivable Certificates	(1,195,278)	(2,101,681)
Margin cash	—	51,751
Related party transactions	108,388	117,930
Subtotal	(1,050,519)	(1,904,284)
Derivatives (Swap)	1,138,909	1,423,667
Total	88,390	(480,617)
Assets exposure to the CPI rate:
Margin cash	—	49,144
Total	—	49,144
Liabilities exposure to the SOFR rate:
Prepayment	—	(280,971)
Prepayment - exchange agreement	(2,683)	(2,915)
Total	(2,683)	(283,886)
Liabilities exposure to the TJLP rate:
Working Capital	—	(771)
Total	—	(771)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Sensitivity analysis as of September 30, 2024:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	10.65%	10.70%	(213)	15.98%	(24,668)	21.30%	(49,336)
IPCA	Decrease	4.24%	4.23%	(5)	3.18%	(921)	2.12%	(1,842)
SOFR	Increase	4.96%	4.96%	—	6.20%	(33)	7.44%	(65)
				(218)		(25,622)		(51,243)

			September 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	CDI	2024	—	—	—	—	181,769	189,067	(189,571)	(504)
	IPCA	2024	—	—	—	—	111,031	142,472	(111,625)	30,847
	IPCA	2027	179,587	184,386	(189,258)	(4,872)	79,937	94,520	(85,402)	9,118
	IPCA	2028	—	—	—	—	91,298	108,777	(100,034)	8,743
	IPCA	2030	—	—	—	—	289,179	350,639	(328,591)	22,048
	IPCA	2031	268,023	313,755	(317,771)	(4,016)	288,874	333,981	(326,029)	7,952
	IPCA	2032	210,353	228,005	(241,600)	(13,594)	87,821	103,620	(105,459)	(1,839)
Swap	IPCA	2034	146,840	152,152	(154,902)	(2,750)	—	—	—	—
	IPCA	2036	—	—	—	—	18,824	23,487	(24,650)	(1,163)
	IPCA	2037	217,616	260,610	(290,070)	(29,459)	214,822	266,169	(267,639)	(1,470)
	IPCA	2038	161,761	171,602	(175,329)	(3,727)	—	—	—	—
	IPCA	2039	23,703	25,066	(25,208)	(142)	—	—	—	—
	IPCA	2044	91,775	97,952	(104,275)	(6,322)	—	—	—	—

			1,299,658	1,433,528	(1,498,413)	(64,882)	1,363,555	1,612,732	(1,539,000)	73,732

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP		MXN		AUD
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	2,153,281	1,570,813	89,156	68,154	14,300	20,102	—	271,503	3	42
Trade accounts receivable	686,785	579,651	147,882	147,839	65,867	49,743	—	134,113	957	241
Sales orders(1)	—	916,595	—	73,564	—	217,509	—	—	—	—
Trade accounts payable	(265,613)	(174,781)	(46,564)	(74,963)	(15,756)	(15,846)	—	(267,433)	(2,670)	(320)
Purchase orders	—	(56,710)	—	(18,012)	—	—	—	—	—	—
Subtotal	2,574,453	2,835,568	190,474	196,582	64,411	271,508	—	138,183	(1,710)	(37)
FINANCIAL
Margin cash	342	—	—	—	—	—	—	—	—	—
Advances to customers	(3,384)	(111,368)	(2,132)	(12,621)	(194)	(511)	—	—	—	—
Loans and financing	(1,106,635)	(306,798)	(2,291)	(3,218)	(13,190)	—	—	—	—	—
Subtotal	(1,109,677)	(418,166)	(4,423)	(15,839)	(13,384)	(511)	—	—	—	—
Subtotal	1,464,776	2,417,402	186,051	180,743	51,027	270,997	—	138,183	(1,710)	(37)

Total exposure	1,464,776	2,417,402	186,051	180,743	51,027	270,997	—	138,183	(1,710)	(37)
DERIVATIVES
Future contracts	362,498	(250,788)	—	(137,070)	(64,152)	(44,142)	—	—	—	—
Deliverable Forwards (DF´s)	(488,164)	(398,024)	72,103	67,303	(14,364)	(14,369)	—	—	1,479	2,846
Non-Deliverable Forwards (NDF´s)	(1,052,831)	(1,306,760)	(24,714)	5,071	(10,179)	(97,124)	—	—	—	—
Total derivatives	(1,178,497)	(1,955,572)	47,389	(64,696)	(88,695)	(155,635)	—	—	1,479	2,846
NET EXPOSURE	286,279	461,830	233,440	116,047	(37,668)	115,362	—	138,183	(231)	2,809

(1)	Sales orders, although not recorded on the Balance Sheet, were part of the Company’s risk analysis and foreign exchange exposure assessment for the purpose of contracting hedging derivatives as of December 31, 2023.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b1 Sensitivity analysis and derivative financial instruments breakdown as of September 30, 2024:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.4481	5.3571	(42,265)	4.0861	(632,317)	2.7241	(1,264,639)
Financial	Depreciation	5.4481	5.3571	18,218	4.0861	272,550	2.7241	545,102
Derivatives	Depreciation	5.4481	5.3571	19,348	4.0861	289,456	2.7241	578,914

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Long	39,499	362,498	(319)	52,199	(250,788)	(2,078)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Short	(488,164)	(478,434)	25,613	(398,024)	(398,024)	29,150
Non-Deliverable Forwards	American dollar	Short	(1,052,831)	(1,031,846)	35,659	(1,306,760)	(1,306,760)	13,975

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.0719	5.9828	(2,745)	4.5539	(46,783)	3.0360	(93,566)
Financial	Depreciation	6.0719	5.9828	64	4.5539	1,086	3.0360	2,173
Derivatives	Appreciation	6.0719	5.9828	(683)	4.5539	(11,639)	3.0360	(23,279)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Short	(946)	(57,452)	203	(1,157)	5,071	513
Deliverable Forwards	Euro	Long	11,875	72,103	(634)	12,576	67,303	(1,885)
Non-Deliverable Forwards	Euro	Short	(4,070)	(24,714)	679	947	5,071	(652)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	7.2999	7.4112	965	9.1249	15,820	10.9499	31,640
Financial	Depreciation	7.2999	7.4112	(201)	9.1249	(3,287)	10.9499	(6,574)
Derivatives	Depreciation	7.2999	7.4112	(1,329)	9.1249	(21,785)	10.9499	(43,569)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(1,968)	(14,364)	(24)	(2,333)	(14,369)	202
Non-Deliverable Forwards	British pound	Short	(1,394)	(10,179)	(69)	(15,771)	(97,124)	(579)

b1.4 AUD - Australian Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	3.7777	3.8321	(24)	4.7221	(420)	5.6666	(840)
Derivatives	Appreciation	3.7777	3.8321	21	4.7221	363	5.6666	727

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value

Deliverable Forwards	Australian dollar	Long	392	1,479	(6)	865	2,846	(1)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c1. Position balance in commodities (cattle) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	September 30, 2024	December 31, 2023
DERIVATIVES
Future contracts	(17,150)	(101)
NET EXPOSURE	(17,150)	(101)

Sensitivity analysis as of September 30, 2024:

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Appreciation	50	51	(301)	63	(4,212)	76	(8,424)

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Short	(1,715)	(17,150)	(67)	(6)	(101)	—

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	September 30, 2024	December 31, 2023
OPERATING
Purchase orders	66,890	114,097
Subtotal	66,890	114,097
DERIVATIVES
Future contracts	50,112	—
Subtotal	50,112	—
NET EXPOSURE	117,002	114,097

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Sensitivity analysis as of September 30, 2024:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.50)%	(985)	(25)%	(16,429)	(50)%	(32,858)
Derivatives	Depreciation	(1.50)%	(738)	(25)%	(12,308)	(50)%	(24,617)

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	7,852	50,112	183	—	—	—

c3. Hedge accounting of Seara Alimentos:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

The effects on the income statement, other comprehensive income, and balance sheet of derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	7,852	50,112	199

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c3.1. Hedge instruments:

Below are presented the effects on the income statement for the period, on other comprehensive income, and on the Balance Sheet of the derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging:

	September 30, 2024	September 30, 2023
Statements of income:

Cost of sales before hedge accounting adoption	(5,053,872)	(5,976,928)

Derivatives operating income (loss)	98	28,089
Currency	—	1,577
Commodities	98	26,512
Cost of sales with hedge accounting	(5,053,774)	(5,948,839)

Financial income (expense), net excluding derivatives	(56,114)	(19,995)

Derivatives financial income (expense), net	(106,698)	(26,210)
Currency	(84,351)	10
Commodities	(22,047)	(24,752)
Interest	(300)	(1,468)

Financial income (expense), net	(162,812)	(46,205)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	September 30, 2024	September 30, 2023
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	932	(5,057)
Currency	—	(5,118)
Commodities	932	61

Gain on cash flow hedge	1,412	3,136
Deferred income tax on hedge accounting
Total of other comprehensive income (expense)	1,412	3,136

Hedge cash flow movement	December 31, 2023	OCI	September 30, 2024
Hedge accounting operations at the parent company	(510)	1,437	927
(-) IR/CS	173	(489)	(316)
Impact of Hedge Operations on Subsidiaries	(337)	948	611

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	September 30, 2024	December 31, 2023
Statement of financial position:

Derivative (liabilities)/assets	183	—
Financial instruments designated as hedge accounting:
Commodities	183	—

Derivative (liabilities)/assets	9,430	4,473
Financial instruments not designated as hedge accounting:
Exchange	9,430	4,977
Interest	—	(504)
Other comprehensive income (expense)	949	(550)
Currency	—	39
Commodities	949	(589)

Inventories	(724)	6,577
Currency	—	136
Commodities	(724)	6,441

Open amounts in statement of financial position of derivative assets and liabilities:

	September 30, 2024	December 31, 2023

Assets:

Designated as hedge accounting	183	—
Currency	183	—

Not designated as hedge accounting
Currency	9,430	4,977

Current assets	9,613	4,977
Non-current assets	—	—

(Liabilities):
Not designated as hedge accounting	—	504
Interest	—	504

Current liabilities	—	—

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	September 30, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	2,869,811	3,230,355
Subtotal	2,869,811	3,230,355
DERIVATIVES
Deliverable Forwards	(449,400)	389,130
Subtotal	(449,400)	389,130
NET EXPOSURE	2,420,411	3,619,485

Sensitivity analysis as of September 30, 2024:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(2.06)%	(57,940)	(25.00)%	(704,863)	(50.00)%	(1,409,726)
Derivatives	Appreciation	(2.06)%	9,073	(25.00)%	110,379	(50.00)%	220,757

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	(82,487)	(449,400)	(633)	80,377	389,130	(1,982)

d. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
September 30, 2024
Cash and cash equivalents	—	5,070,055	—
Margin cash	—	167,466	—
Trade accounts receivable	(2.63)%	3,392,036	(89,133)
Related party receivables	—	108,388	—
	—	8,737,945	(89,133)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

e. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	September 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	5,800,771	—	—	—	5,800,771	6,205,119	—	—	—	6,205,119
Loans and financing	1,857,767	30,574	2,680,319	14,389,378	18,958,038	891,570	171,228	1,212,538	17,723,802	19,999,138
Estimated interest on loans and financing (1)	2,175,258	850,019	1,621,919	6,573,410	11,220,606	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762
Derivatives liabilities (assets)	101,572	38,803	—	—	140,375	144,251	—	—	—	144,251
Payments of leases	346,205	636,501	207,642	581,279	1,771,627	(2,796)	293,444	442,272	1,108,307	1,841,227
Other liabilities	15,028	54,970	—	15	70,013	21,162	20,914	—	61,967	104,043

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023. Payments in foreign currencies are estimated using the September 30, 2024 and December 31, 2023 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances for the nine-month period ended September 30, 2024 is US$29 billion (December 31, 2023 at US$35,6 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$23,088 (US$13,575 at December 31, 2023). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$107,665 (US$67,335 at December 31, 2023). This guarantee exceeds the amount of the collateral.

Also, the indirect subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$36,713 (US$51,751 at December 31, 2023). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

f. Risks linked to climate change and the sustainability strategy

In view of the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change, and are considered in the preparation of these financial statements.

For the nine-month period ended September 30, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “—Cautionary Statement Regarding Forward-Looking Statements” below and in the section entitled “Risk Factors” in JBS S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the United States Securities and Exchange Commission (the “SEC”) on March 27, 2024, as amended on August 15, 2024 (the “Form 20-F”), and other issues discussed herein.

This MD&A should be read in conjunction with, and is qualified in its entirety by reference to: (1) JBS S.A.’s unaudited condensed consolidated interim financial information as of September 30, 2024 and for the three- and nine-month periods ended September 30, 2024 and 2023, and the related notes thereto (“JBS S.A.’s unaudited interim financial statements”), furnished to the SEC, as part of the current report on Form 6-K to which this MD&A is attached as an exhibit (the “Form 6-K”); (2) JBS S.A.’s audited consolidated financial statements as of December 31, 2023, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2023, and the related notes thereto, which are included in the Form 20-F (“JBS S.A.’s audited financial statements” and, together with JBS S.A.’s unaudited interim financial statements, “JBS S.A.’s financial statements”); and (3) the information presented under the section of the Form 20-F entitled “Presentation of Financial and Other Information.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB). JBS S.A.’s unaudited interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the IASB.

Except where the context otherwise requires, in this MD&A:

●	“JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to JBS S.A. and its consolidated subsidiaries.

●	“JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima).

●	“JBS USA” refers to JBS USA Holding Lux S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg. JBS USA is an indirect wholly-owned subsidiary of JBS S.A.

●	“PPC” refers to Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 83% of PPC’s outstanding common stock.

●	“Seara” refers to Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

Overview

We are the largest protein company and one of the largest food companies in the world in terms of net revenue for the year ended December 31, 2023, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was US$57.2 billion and US$53.5 billion for the nine-month periods ended September 30, 2024 and 2023, respectively, and US$72.9 billion, US$72.6 billion and US$65.0 billion for the years ended December 31, 2023, 2022 and 2021, respectively. We recorded a net income of US$1.5 billion for the nine-month period ended September 30, 2024, compared to a net loss of US$0.2 billion for the nine-month period ended September 30, 2023. We recorded a net loss of US$0.1 billion for the year ended December 31, 2023 and a net income of US$3.1 billion and US$3.8 billion for the years ended December 31, 2022 and 2021, respectively. Our Adjusted EBITDA was US$5.3 billion and US$2.4 billion for the nine-month periods ended September 30, 2024 and 2023, respectively, and US$3.5 billion, US$6.7 billion and US$8.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 300,000 customers worldwide in approximately 190 countries on six continents.

As of September 30, 2024, we were:

●	the #1 global beef producer in terms of capacity, according to Nebraska Public Media, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 75,700 heads of cattle;

●	the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

●	the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 147,000 hogs according to WATT Poultry;

●	a leading lamb producer in terms of capacity, according to Levante, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 23,500 heads;

●	a leading regional fish producer in terms of capacity, according to Forbes, with operations in Australia and an aggregate daily processing capacity of approximately 4,800 tons; and

●	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Swift,” “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953,” “Seara Gourmet,” “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, we generated 74.3%, 74.9% and 74.7%, respectively, of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 25.7%, 25.1% and 25.3%, respectively, of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 48.9%, 54.4% and 53.2% of our net revenue from export sales in the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, respectively, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 15.1%, 12.1% and 12.1% of our net revenue from export sales in the nine-month periods ended September 30, 2024 and 2023 and in the year ended December 31, 2023, respectively.

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 25 to JBS S.A.’s audited financial statements included in the Form 20-F and “Item 4. Information on the Company—B. Business Overview—Description of Business Segments” in the Form 20-F. Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “—Reconciliation of Adjusted EBITDA” below for more information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss).

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Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as payment of commissions, which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

We disaggregate our net revenues by (i) domestic sales, which refer to sales within each geographical location and; (ii) export sales, which refer to sales outside of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 23 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 25 to JBS S.A.’s audited financial statements included in the Form 20-F.

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Net revenue by significant category are as follows:

	For the nine-month period ended September 30,
	2024	2023
	(in millions of US$)
Domestic sales	42,500.4	40,051.2
Export sales	14,708.5	13,417.9
Net revenue	57,208.9	53,469.0

Our net revenue is derived from our seven segments as set forth below.

●	Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

●	Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. This segment also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera Topholding BV produces and sells plant-based protein products in Europe.

●	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the acquisition of TriOak Foods, an American pork producer and grain marketer. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS USA will source live hogs for its pork processing operations.

●	Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, the majority of whose revenues are generated from United States, United Kingdom, Europe and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through Pilgrim’s Pride Limited. The segment includes the specialty meats and ready meals businesses of Pilgrim’s Food Masters and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

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●	Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork and fish processing facilities in Australia and New Zealand,, with the acquisitions of Huon Aquaculture Group Ltd. and Rivalea Holdings Pty Ltd. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

●	Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens, hogs and fish) for breeding and slaughter in the production of chicken, pork and fish products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

●	Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

●	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

●	Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise approximately 25% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

●	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

●	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply, in addition to fish ingredients and hog prices.

●	Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

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Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

Operating Expenses

Our operating expenses consists primarily of:

●	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

●	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have built a diversified global platform, which has significantly increased our net revenues, partially due to these acquisitions..

Revenues, expenses and cash flows of acquired businesses are recorded for transactions consummated commencing after the closing date of the business acquired.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, exposed to foreign currency exchange rate fluctuations. The financial statements of each entity included in the consolidation are prepared using the functional currency of the main economic environment it operates.

Any depreciation or appreciation of the foreign currency exchange rate compared to an entity´s functional currency may impact our revenues, costs and expenses causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a portion of our loans and financings is denominated in foreign currencies (foreign currency indicates loans denominated in a different currency from an entity´s functional currency). For this reason, any movement of the currency exchange rate compared to an entity´s functional currency may significantly increase or decrease our finance expense and our current and non-current loans and financings. Additionally, the results and financial position of all entities with a functional currency different from our functional currency (Brazilian real) have been translated to Brazilian real and then translated from the functional currency (Brazilian real) into the Group’s presentation currency (U.S. dollar).

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our or our subsidiaries’ functional currency. The primary exposures to exchange rate risk are in U.S. dollars, euros, British pounds, Mexican pesos and Australian dollars.

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Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	selling prices;

●	customer demand and preferences (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business” in the Form 20-F);

●	commodity futures prices for livestock (see “Item 3. Key Information—D. Risk Factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients” in the Form 20-F);

●	the spread between livestock prices and selling prices for finished goods;

●	utility prices and trends;

●	livestock availability;

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●	production yield;

●	seasonality;

●	the economy performance of the countries where we sell our products;

●	competition and industry consolidation;

●	taxation;

●	perceived value of our brands;

●	interest rate fluctuations;

●	currency exchange rate fluctuations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Form 20-F); and

●	trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Item 3. Key Information—D. Risk Factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations” in the Form 20-F).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials are livestock and feed ingredients for our chicken, pork and fish operations. Raw materials accounted for a majority of the total cost of products sold during the nine-month period ended September 30, 2024 and the year ended December 31, 2023. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations - on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

 The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024.

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As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in foreign exchange rates currencies

As our presentation currency is the U.S. dollars and some of our entities have other currencies as their functional currency (for example the Brazilian real), all else being equal, any strengthening of the U.S. dollar against these currencies will reduce the revenues and expenses of these entities, whereas any depreciation of the U.S. dollar against these currencies will increase their revenues and expenses.

For further information on our presentation currency, functional currencies and translation of foreign currencies see “—Items Affecting Comparability of Financial Results—Currency” above.

Impacts from Russia-Ukraine and Israel-Hamas conflicts

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions has not been limited to businesses that operate in Russia and Ukraine and has negatively impacted and will likely continue to negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products. Russia’s recent suspension of the Black Sea Grain Initiative, which allowed Ukraine to export grain and other food items, will likely further exacerbate rising food prices and supply chain issues if not reinstated.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Form 20-F for additional information.

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Moreover, on October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the international trade, our business, results of operations, financial condition and cash flows. Although we do not have manufacturing operations in the affected regions, we are monitoring the development and unfolding of the situation and its potential effects on our sector and operations. As of the date of this MD&A, no significant impacts on our business have been measured.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We have responded to inflationary challenges in 2022, 2023 and 2024 by continuing negotiations with customers to pass through costs increases in order to recoup the increased expenses we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

For more information about the risks of inflation on our operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business” and “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” in the Form 20-F.

Recent Developments

Seara Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

On October 3, 2024, three series of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”) due 2029, 2034 and 2044, in the aggregate principal amount of R$1,502.6 million (equivalent to US$275.8 million, considering the exchange rate on September 30, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

Launch of JBS USA Exchange Offers

On October 25, 2024, we launched our offers to exchange (the “JBS USA Exchange Offers”) the following 13 series of notes issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Existing JBS USA Notes”): (1) US$1,507,046,000 aggregate principal amount of our outstanding 6.750% Senior Notes due 2034; (2) US$900,000,000 aggregate principal amount of our outstanding 7.250% Senior Notes due 2053; (3) US$3,062,000 aggregate principal amount of our outstanding 2.500% Senior Notes due 2027; (4) US$20,416,000 aggregate principal amount of our outstanding 5.125% Senior Notes due 2028; (5) US$803,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2029; (6) US$343,000 aggregate principal amount of our outstanding 3.000% Senior Notes due 2029; (7) US$4,320,000 aggregate principal amount of our outstanding 5.500% Senior Notes due 2030; (8) US$909,000 aggregate principal amount of our outstanding 3.750% Senior Notes due 2031; (9) US$16,974,000 aggregate principal amount of our outstanding 3.000% Sustainability-Linked Senior Notes due 2032; (10) US$10,598,000 aggregate principal amount of our outstanding 3.625% Sustainability-Linked Senior Notes due 2032; (11) US$483,000 aggregate principal amount of our outstanding 5.750% Senior Notes due 2033; (12) US$115,000 aggregate principal amount of our outstanding 4.375% Senior Notes due 2052; and (13) US$345,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes (the “New JBS USA Notes”). For more information about the Existing JBS USA Notes, see “—Description of Material Indebtedness—Fixed Rate Notes” below.

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The JBS USA Exchange Offers will expire on November 25, 2024, unless we extend them in our sole discretion. In connection with the settlement of the JBS USA Exchange Offers, we expect to deliver the New JBS USA Notes to holders of Existing JBS USA Notes who validly tender and do not validly withdraw their Existing JBS USA Notes prior to the expiration date. The settlement date for the JBS USA Exchange Offers will be promptly after the expiration date. The New JBS USA Notes will not be listed for trading on any organized exchange.

This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the Existing JBS USA Notes. Any offer to exchange the Exiting JBS USA Notes will be made solely on the terms and subject to the conditions set forth in a separate prospectus that will be directed to holders of the Existing JBS USA Notes.

Approval of Interim Dividends

On November 13, 2024, JBS S.A. approved the distribution of interim dividends from profit reserves in the amount of US$381.8 million (equivalent to R$2.22 billion considering the exchange rate on November 13, 2024), corresponding to US$0.17 (equivalent to R$1.00 considering the exchange rate on November 13, 2024) per common share, to be paid on January 15, 2025.

Overview of Results

We recorded a net income of US$1,509.2 million for the nine-month period ended September 30, 2024, compared to a net loss of US$173.7 million for the nine-month period ended September 30, 2023.

Summary of Results

Nine-Month Period Ended September 30, 2024 Compared to the Nine-Month Period Ended September 30, 2023

	For the nine-month period ended September 30,
	2024	2023	% Change
	(in millions of US$)

Consolidated statement of income:
Net revenue	57,208.9	53,469.0	7.0%
Cost of sales	(48,597.3)	(47,741.7)	1.8%
Gross profit	8,611.6	5,727.4	50.4%
Selling expenses	(3,438.8)	(3,387.7)	1.5%
General and administrative expenses	(1,712.6)	(1,620.6)	5.7%
Other income	60.3	115.0	(47.5)%
Other expenses	(109.1)	(108.5)	0.5%
Net operating expenses	(5,200.1)	(5,001.8)	4.0%
Operating profit	3,411.4	725.6	370.2%
Finance income	517.6	343.1	50.9%
Finance expense	(1,827.0)	(1,356.0)	34.7%
Net finance expense	(1,309.5)	(1,012.9)	29.3%
Share of profit of equity-accounted investees, net of tax	(0.2)	9.8	n.m.
Profit (loss) before taxes	2,101.7	(277.5)	n.m.
Current income taxes	(399.2)	(136.7)	192.0%
Deferred income taxes	(193.3)	240.5	n.m.
Total income taxes	(592.5)	103.8	n.m.
Net income (loss)	1,509.2	(173.7)	n.m.

n.m. = not meaningful.

11

Net Income (Loss)

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net income (loss)	1,509.2	(173.7)	1,682.9	n.m.
Net margin (net income as percentage of net revenue)	2.6%	(0.3)%	3.0 p.p.	—

n.m. = not meaningful.

For the reasons described below, we recorded a net income of US$1,509.2 million for the nine-month period ended September 30, 2024, compared to a net loss of US$173.7 million for the nine-month period ended September 30, 2023. The net margin was 2.6% for the nine-month period ended September 30, 2024, compared to (0.3)% for the nine-month period ended September 30, 2023.

Net Revenue

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	57,208.9	53,469.0	3,739.9	7.0%

Our net revenue increased by US$3,739.9 million, or 7.0%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023. Our net revenue was positively impacted by an overall 5.9% increase in our consolidated sales volumes and by a 1.0% increase in consolidated average sales prices.. For more information, see “—Segment Results” below.

Cost of Sales

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Cost of sales	(48,597.3)	(47,741.7)	855.7	1.8%
Gross profit	8,611.6	5,727.4	2,884.2	50.4%
Cost of sales as percentage of net revenue	84.9%	89.3%	(4.3) p.p.	—

Our cost of sales increased by US$855.7 million, or 1.8%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to a 11.4% increase in salaries and benefits costs to US$6,188.0 million in the nine-month period ended September 30, 2024 from US$5,552.5 million in the comparative period in 2023, primarily due to increases in wages, as a result of (1) the annual salary adjustment for all the workers from Brazil; (2) an increase in bonus provisions due to our company’s improved operational results in the nine-month period ended September 30, 2024 compared to the same period in 2023; and (3) an increase in the number of employees in our operations.

12

Selling Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Selling expenses	(3,438.8)	(3,387.7)	(51.2)	1.5%
Selling expenses as percentage of net revenue	6.0%	6.3%	0.3 p.p.	—

Our selling expenses increased by US$51.2 million, or 1.5%, in the nine-month period ended September 30, 2024, primarily due to a 86.4% increase in salaries and benefits to US$415.8 million in the nine-month period ended September 30, 2024 from US$223.1 million in the comparative period in 2023, mainly as a result of (1) the annual salary adjustment for all the workers from Brazil; and (2) an increase in the global sales commission due to an improved revenue. This increase was partially offset by a 5.6% decrease in freight and selling expenses to US$2,686.0 million in the nine-month period ended September 30, 2024 from US$2,844.0 million in the comparative period in 2023, primarily due to renegotiations for sea freight in some Brazilian exports and lower fuel prices in the United States.

General and Administrative Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

General and administrative expenses	(1,712.6)	(1,620.6)	(91.9)	5.7%
General and administrative expenses as percentage of net revenue	3.0%	3.0%	0.0 p.p.	—

Our general and administrative expenses increased by US$91.9 million, or 5.7%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to:

●	DOJ and Antitrust agreements – DOJ and Antitrust agreements increased by US$38.8 million, or 91.9%, to US$81.0 million in the nine-month period ended September 30, 2024 from US$42.2 million in the comparative period in 2023, primarily due to the recognition during the nine-month period ended September 30, 2024 of expenses related to payments of settlements of ongoing litigations in the amount of US$71.3 million that did not occur during the nine-month period ended September 30, 2023.

●	Salaries and benefits – Salaries and benefits increased by US$27.6 million, or 3.2%, to US$898.9 million in the nine-month period ended September 30, 2024 from US$871.3 million in the comparative period in 2023, primarily as a result of (1) the annual salary adjustment for all the workers from Brazil; and (2) an increase in bonus provisions due to our company’s improved results in the nine-month period ended in September 30, 2024 compared to the same period in 2023.

●	Fees, services held and general expenses – Fees, services held and general expenses increased by US$27.2 million, or 5.0%, to US$574.0 million in the nine-month period ended September 30, 2024 from US$546.8 million in the comparative period in 2023, primarily as a result of an expense of US$81.8 million for the JBS Group’s adherence to the special program for payment of tax processes with exemption from fines and reduction of interest.

13

Other Income

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other income	60.3	115.0	(54.7)	(47.5)%
Other income as percentage of net revenue	0.1%	0.2%	(0.1) p.p.	—

Our other income decreased by US$54.7 million, or 47.5%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly relate to; (1) results on sale of assets totaling US$15.6 million in the nine-month period ended September 30, 2024, as compared to US$17.0 million in the comparative period in 2023; (2) insurance recovery, totaling US$0.1 million in the nine-month period ended September 30, 2024, as compared to US$19.3 million in the comparative period in 2023; and (3) tax refunds and extemporaneous tax credits, totaling US$5.9 million in the nine-month period ended September 30, 2024, as compared to US$41.8 million in the comparative period in 2023.

Other Expenses

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Other expenses	(109.1)	(108.5)	0.6	0.5%
Other expenses as percentage of net revenue	(0.2%)	(0.2%)	0.0 p.p.	—

Our other expenses increased by US$0.6 million, or 0.5%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to a increase in restructuring expenses totaling US$ 82.1 million in the nine-month period ended September 30, 2024, as compared to US$60.4 million in the comparative period in 2023, partially offset by a decrease losses on asset sales, totaling US$12.8 million in the nine-month period ended September 30, 2024, as compared to US$27.1 million in the comparative period in 2023, and (3) several transactions that are not individually significant.

Net Finance Expense

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net finance expense	(1,309.5)	(1,012.9)	296.6	29.3%
Gains from exchange rate variation	84.7	103.2	(18.5)	(17.9)%
Fair value adjustments on derivatives	(353.8)	(56.5)	297.3	526.2%
Interest expense	(1,251.1)	(1,246.5)	(4.6)	0.4%
Interest income	309.4	224.8	84.6	37.7%
Bank fees and others	(98.7)	(37.8)	60.9	161.1%

n.m. = not meaningful.

Our net finance expense increased by US$296.6 million, or 29.3%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, primarily due to:

●	Fair value adjustments on derivatives – Loss from fair value adjustments on derivatives increased by US$297.3 million, or 526.2%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly as a result of our short U.S. dollar derivative liabilities in the period, the fair value of which decreased with the continuous weakening of the Brazilian real against the U.S. dollar.

14

●	Bank fees and others – Bank fees and others increased by US$60.9 million, or 161.1%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly as a result of the imposition of penalty fees for prepaying trade finance loans and CRAs during the nine-month period ended September 30, 2024, which did not occur during the comparative period in 2023.

●	Gains from exchange rate variation – Gains from exchange rate variation decreased by US$18.5 million, or 17.9%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, mainly related to the impact of the exchange rate appreciation on our higher long dollar exposure in the third quarter.

Partially offset by:

●	Interest income – Interest income increased by US$84.6 million, or 37.7%, in the nine-month period ended September 30, 2024, as compared to the comparative period in 2023, due to a US$74.7 million increase in interest income from short-term investments as a result of a higher position in cash and cash equivalents during the nine-month period ended September 30, 2024.

Current and Deferred Income Taxes

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Profit (loss) before taxes	2,101.7	(277.5)	2,379.2	n.m.
Nominal rate	(34.0)%	(34.0)%	—	—
Expected tax benefit (expense)	(714.6)	94.3	(808.9)	n.m.
Current income taxes	(399.2)	(136.7)	(262.5)	192.0%
Deferred income taxes	(193.3)	240.5	(433.8)	(180.4)%
Total income taxes	(592.5)	103.8	(696.3)	n.m.
Effective income tax rate	(28.2)%	37.4%	(65.6) p.p.	—

n.m. = not meaningful.

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate decreased by 65.6 percentage points to (28.2)% in the nine-month period ended September 30, 2024, compared to 37.4% in the comparative period in 2023. In the period, although some of our subsidiaries abroad recognized income and, consequently, paid more taxes, other subsidiaries are still recognizing losses. These losses, when consolidated with the profits of the other subsidiaries, help to reduce the Company's consolidated net income, which ends up generating an additional balance of tax paid abroad. As a result and taking into account that JBS Brazil is still recovering from the tax losses accumulated in previous periods, which reduces consolidated taxable income, part of the balance of tax paid abroad is recorded as a credit in the result.

15

Segment Results

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollars)

Net revenue
Brazil segment	9,110.3	8,132.2	978.1	12.0%
Seara segment	6,499.6	6,162.4	337.1	5.5%
Beef North America segment	17,886.2	17,030.1	856.1	5.0%
Pork USA segment	6,114.7	5,611.6	503.1	9.0%
Pilgrim’s Pride segment	13,494.9	12,823.4	671.6	5.2%
Australia segment	4,882.6	4,478.9	403.7	9.0%
Others segment	412.6	642.2	(229.6)	(35.7)%
Total reportable segments	58,400.9	54,880.8	3,520.2	6.4%
Eliminations (1)	(1,192.0)	(1,411.7)	(219.7)	(15.6)%
Total net revenue	57,208.9	53,469.0	3,739.9	7.0%
Adjusted EBITDA
Brazil segment	733.9	292.8	441.1	150.6%
Seara segment	1,089.0	229.2	859.8	375.2%
Beef North America segment	136.5	212.8	(76.3)	(35.9)%
Pork USA segment	800.2	331.8	468.4	141.2%
Pilgrim’s Pride segment	2,059.3	1,093.9	965.4	88.3%
Australia segment	524.1	276.2	247.8	89.7%
Others segment	3.6	(7.5)	11.1	n.m.
Total reportable segments	5,346.6	2,429.2	2,917.4	120.1%
Eliminations (1)	(1.3)	(1.8)	(0.5)	(26.6)%
Total Adjusted EBITDA	5,345.3	2,427.4	2,917.9	120.2%

n.m. = not meaningful.

(1)	Includes intercompany and intersegment transactions.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments to net income, as further described below under “—Reconciliation of Adjusted EBITDA”: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

Brazil Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	9,110.3	8,132.2	978.1	12.0%
Adjusted EBITDA	733.9	292.8	441.1	150.6%

Net Revenue. The increase in our Brazil segment net revenue was impacted by a 24.6% increase in sales volumes, mainly as a result of higher volumes in in natura beef mainly in export markets, partially offset by a 10.1% decrease in sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment increased by US$441.1 million, or 150.6%, to US$733.9 million in the nine-month period ended September 30, 2024, from US$292.8 million in the comparative period in 2023, primarily due to: (1) the increase in our net revenue, as mentioned above and (2) lower cattle prices.

16

Seara Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	6,499.6	6,162.4	337.1	5.5%
Adjusted EBITDA	1,089.0	229.2	859.8	375.2%

Net Revenue. The increase in our Seara segment net revenue was impacted by (1) an increase of 2.8% in the average sales price, mainly for chicken in natura in both the domestic market and the export market, and (2) an increase of 2.6% in volumes, mainly for chicken in natura in the domestic market.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment increased by US$859.8 million, or 375.2%, to US$1,089.0 million in the nine-month period ended September 30, 2024, from US$229.2 million in the comparative period in 2023, primarily due to a decrease in costs of raw materials, as a result of lower cost of grains, in which corn decreased by 20.5% and soy meal decreased by 21.4% in the period, and an increase in the net revenues.

Beef North America Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	17,886.2	17,030.1	856.0	5.0%
Adjusted EBITDA	136.5	212.8	(76.3)	(35.9)%

Net Revenue. The increase in our Beef North America segment net revenue was impacted by a 5.9% increase in sales volume in both domestic and export markets. Sales prices remained flat period over period.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment decreased by US$76.3 million to US$136.5 million in the nine-month period ended September 30, 2024, from US$212.8 million in the comparative period in 2023 primarily due to a 12.6% increase in average livestock costs as the decline in cattle availability continues to impact prices, partially offset by an increase in revenue.

Pork USA Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	6,114.7	5,611.6	503.2	9.0%
Adjusted EBITDA	800.2	331.8	468.5	141.2%

17

Net Revenue. The increase in our Pork USA segment net revenue was impacted by a 6.8% increase in average sales prices combined with a 2.0% increase in sales volumes in the domestic market.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment increased by US$468.5 million, or 141.2%, to US$800.2 million in the nine-month period ended September 30, 2024, from US$331.8 million in the comparative period in 2023, primarily due to the increase in our net revenue.

Pilgrim’s Pride Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	13,494.9	12,823.4	671.6	5.2%
Adjusted EBITDA	2,059.3	1,093.9	965.4	88.3%

Net Revenue. The increase in our Pilgrim’s Pride segment net revenue was impacted by: (1) a 3.3% increase in average sales prices, mainly as a result of favorable market pricing conditions in the United States; and (2) an increase in sales volumes of 1.9%.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment increased by US$965.4 million, or 88.3%, to US$2,059.3 million in the nine-month period ended September 30, 2024, from US$1,093.9 million in the comparative period in 2023, primarily due to the increase in our net revenue and a reduction in the cost of goods sold, mainly driven by lower grain and feed costs.

Australia Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	4,882.6	4,478.9	403.7	9.0%
Adjusted EBITDA	524.1	276.2	247.8	89.7%

Net Revenue. The increase in our Australia segment was impacted by (1) an increase of 8.3% in sales volumes, mainly in the beef export market, and (2) an increase of 0.7% in average sales prices.

Adjusted EBITDA. Adjusted EBITDA in our Australia segment increased by US$247.8 million, or 89.7%, to US$524.1 million in the nine-month period ended September 30, 2024, compared to US$276.2 million in the comparative period in 2023, primarily due to the increase in our net revenue.

Others Segment

	For the nine-month period ended September 30,
	2024	2023	Change	% Change
	(in millions of U.S. dollar, unless otherwise indicated)

Net revenue	412.6	642.2	(229.6)	(35.7)%
Adjusted EBITDA	3.6	(7.5)	11.1	n.m.

n.m. = not meaningful.

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Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from operations;

●	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

●	prevailing domestic and international interest rates, which affect our debt service requirements;

●	our ability to continue to borrow funds from financial institutions or to access the capital markets;

●	our working capital needs, based on our growth plans;

●	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

●	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

●	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

●	our working capital requirements;

●	the servicing of our indebtedness;

●	capital expenditures related mainly to our purchases of property, plant and equipment;

●	strategic investments, and acquisitions;

●	dividends and other distributions; and

●	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

●	cash flows from operating activities; and

●	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future.

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024. We believe we have a strong liquidity position and a well-staggered debt maturity profile. As of September 30, 2024, we had cash and cash equivalents of US$5,070.1 million. In addition, we are permitted to borrow up to US$3,364.2 million under our revolving credit facilities. The table below shows our debt amortization schedule, together with our cash and cash equivalents and margin cash as of September 30, 2024 and our borrowing capacity under our revolving credit facilities as of September 30, 2024.

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Debt Amortization Schedule

(in US$ millions)

We believe that our cash and cash equivalents and margin cash balance together with our borrowing capacity under our revolving credit facilities as of September 30, 2024 should be sufficient to meet our outstanding debt requirements through mid-2032. However, this balance and our ability to continue to generate sufficient cash is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Item 3. Key Information—D. Risk Factors” in the Form 20-F.

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the nine-month period ended September 30,
	2024	2023
	(in millions of U.S. dollars)

Net cash provided by operating activities	2,689.7	991.6
Net cash used in investing activities	(925.5)	(1,062.2)
Net cash provided by (used in) financing activities	(1,093.8)	2,895.2
Effect of exchange rate changes on cash and cash equivalents	(169.8)	(1.2)
Change in cash and cash equivalents, net	500.5	2,823.4
Cash and cash equivalents at the beginning of the period	4,569.5	2,526.4
Cash and cash equivalents at the end of the period	5,070.1	5,349.8

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities for the nine-month period ended September 30, 2024 was US$2,689.7 million, compared to US$991.6 million for the comparative period in 2023. This change was primarily due to an increase in net income adjusted for non-cash effects to US$5,151.3 million in nine-month period ended September 30, 2024, compared to US$2,523.1 million in the comparative period in 2023.

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This increase in net cash used in operating activities was partially offset by:

●	a decrease in cash used for inventory to US$574.4 million in nine-month period ended September 30, 2024, compared to a cash provided of US$170.8 million in the comparative period in 2023; and

●	a decrease in trade accounts receivable cash generation of US$615.8 million in nine-month period ended September 30, 2024, compared to US$669.1 million in the comparative period in 2023.

Investing Activities

Cash flow used in investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For the nine-month period ended September 30, 2024, net cash used in investing activities totaled US$925.5 million, of which US$950.6 million was cash used in purchases of property, plant and equipment, which was partially offset by US$26.0 million in cash provided by sales of property, plant and equipment.

For the nine-month period ended September 30, 2023, net cash used in investing activities totaled US$1,062.2 million, of which US$1,100.2 million was cash used in purchases of property, plant and equipment, which was partially offset by US$18.8 million in cash provided by sales of property, plant and equipment.

Financing Activities

Cash flow provided by (used in) financing activities include primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For the nine-month period ended September 30, 2024, net cash used in financing activities totaled US$1,093.8 million, of which US$2,637.8 million was cash used in payments of loans and financings, US$314.0 million was cash used in payments of leasing contracts, and US$172.5 million was cash used in settlements of derivative instruments, which was partially offset by US$2,034.8 million in cash proceeds from loans and financing.

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For the nine-month period ended September 30, 2023, net cash provided by financing activities totaled US$2,895.2 million, of which US$8,096.2 million was cash proceeds from loans and financings; which was partially offset by US$4,406.5 million in cash used in payments of loans and financings, US$448.0 million in cash used in payments of dividends and US$318.4 million in cash used in payments of leasing contracts.

Indebtedness and Financing Strategy

As of September 30, 2024, our total outstanding indebtedness was US$18,958.0 million, consisting of US$1,857.8 million of current loans and financings and US$17,100.3 million of non-current loans and financings, representing 59.0% of our total liabilities, which totaled US$32,107.6 million as of September 30, 2024.

As of December 31, 2023, our total outstanding indebtedness was US$19,999.1 million, consisting of US$891.6 million of current loans and financings and US$19,107.6 million of non-current loans and financings, representing 60.8% of our total liabilities, which totaled US$32,870.0 million as of December 31, 2023.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

Based on the profile of our indebtedness as of September 30, 2024 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of September 30, 2024. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

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Type	Average annual interest rate	Currency	Index	Maturity	As of September 30, 2024
					(in millions of U.S. dollars)
Foreign currency:
ACC – Advances on exchange contracts	6.07%	USD	—	2024	931.2
FINIMP – Import Financing	6.48%	USD, EUR	Euribor	2025	5.8
Working capital – Dollar	7.01%	USD	SOFR	2024-30	2.7
CRA – Agribusiness Credit Receivable Certificates	5.36%	USD	—	2024-38	67.0
Export Credit Note	6.96%	USD	SOFR	2025	100.8
Others	6.53%	USD	—	2024	15.0
Total foreign currency					1,122.4

Local currency:
FINAME	5.99%	reais	—	2024-25	0.1
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024-25	0.7
Notes 2.50% JBS USA 2027	2.50%	USD	—	2027	994.5
Notes 5.13% JBS USA 2028	5.13%	USD	—	2028	896.1
Notes 6.50% JBS USA 2029	6.50%	USD	—	2029	71.9
Notes 3.00% JBS USA 2029	3.00%	USD	—	2029	591.1
Notes 5.50% JBS USA 2030	5.50%	USD	—	2030	1,255.0
Notes 3.75% JBS USA 2031	3.75%	USD	—	2031	495.0
Notes 3.00% JBS USA 2032	3.00%	USD	—	2032	993.3
Notes 3.63% JBS USA 2032	3.63%	USD	—	2032	962.7
Notes 5.75% JBS USA 2033	5.75%	USD	—	2033	1,672.7
Notes 6.75% JBS USA 2034	6.75%	USD	—	2034	1,490.2
Notes 4.38% JBS USA 2052	4.38%	USD	—	2052	893.9
Notes 6.50% JBS USA 2052	6.50%	USD	—	2052	1,559.2
Notes 7.25% JBS USA 2053	7.25%	USD	—	2053	908.0
Notes 4.25% PPC 2031	4.25%	USD	—	2031	860.4
Notes 3.50% PPC 2032	3.50%	USD	—	2032	894.5
Notes 6.25% PPC 2033	6.25%	USD	—	2033	980.6
Notes 6.88% PPC 2034	6.88%	USD	—	2034	498.5
Working capital – Euros	4.00%	EUR	Euribor	2024-28	31.9
Credit note – export	12.97%	reais	CDI	2024-30	2.1
CDC – Direct credit to consumers	15.31%	reais	—	2024-28	15.5
Livestock financing – Pre	10.99%	reais	—	2024	379.1
CRA – Agribusiness Credit Receivable Certificates	15.31%	reais	CDI and IPCA	2024-37	1,247.9
Others	4.68%	Others	Others	2031	140.8
Total local currency					17,835.7
Total					18,958.0
Breakdown:
Current loans and financings					1,857.8
Non-current loans and financings					17,100.3
Total					18,958.0

*	Balances classified as current which have their maturities between October 1, 2024 and September 30, 2025.

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The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of US$18,958.0 million, as of September 30, 2024:

	As of September 30, 2024
	(in millions of U.S. dollars)	(%)

Total current	1,857.8	9.8%
2025	8.3	0.0%
2026	22.3	0.1%
2027	1,002.6	5.3%
2028	989.4	5.2%
2029	688.3	3.6%
After 2029	14,389.4	75.9%
Total non-current	17,100.3	90.2%
Total	18,958.0	100.0%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

For a description of the material debt agreements of JBS S.A. and its subsidiaries, see “—Description of Material Indebtedness” below.

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our total capital expenditures for the nine-month period ended September 30, 2024 totaled US$950.6 million in cash used in the purchase of property, plant and equipment, of which 60% were investments in facilities and 40% were investments in capacity expansion. We expect that our total capital expenditures for the year ended December 31, 2024 will be approximately US$1.3 billion in cash used in the purchase of property, plant and equipment. This does not constitute guidance.

The source of cash for our capital expenditures generally tends to be our own cash flows.

Description of Material Indebtedness

The following summarizes our material indebtedness.

Fixed-Rate Notes

We have the following series of fixed-rate debt securities in the international capital markets as of September 30, 2024.

Security		Outstanding Principal Amount	Final Maturity
		(in millions)

JBS USA 2.500% Notes due 2027 (1)(2)	US$	1,000.00	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$	899.7	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$	600.0	February 2029
JBS USA 6.500% Notes due 2029 (1)	US$	69.9	April 2029
JBS USA 5.500% Notes due 2030 (1)	US$	1,250.0	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$	493.0	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)(2)	US$	969.1	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$	1,000.0	May 2032
JBS USA 5.750% Notes due 2033 (1)(3)	US$	1,661.7	April 2033
JBS USA 6.750% Notes due 2034 (1)(3)	US$	1,507.0	March 2034
JBS USA 4.375% Notes due 2052 (1)	US$	900.0	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$	1,548.0	December 2052
JBS USA 7.250% Notes due 2053 (1)	US$	900.0	November 2053
PPC 4.250% Sustainability-Linked Notes due 2031 (4)	US$	855.7	April 2031
PPC 3.500% Notes due 2032 (4)	US$	900.0	March 2032
PPC 6.250% Notes due 2033 (4)	US$	980.0	July 2033
PPC 6.875% Notes due 2034 (4)	US$	500.0	May 2034

(1)	The issuers of these notes are JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. and these notes are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.

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(2)	In August, 2022, JBS USA launched offers to exchange any and all outstanding (i) 2.500% Senior Notes due 2027 and (ii) 3.625% Sustainability-Linked Senior Notes due 2032 issued by JBS USA Food Company (originally issued by JBS Finance Luxembourg S.à r.l.) and guaranteed by JBS S.A. for new notes to be issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. and guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA and (2) cash. JBS USA received tenders with respect to approximately 97% of the aggregate principal amount of the 2.500% Senior Notes due 2027 and 93% of the aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032. The outstanding principal amount of these two series of notes set forth in the table above includes (1) US$8.6 million in aggregate principal amount of the 2.500% Senior Notes due 2027 and (2) US$25.4 million in aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032 that were not tendered in the exchange offers. The issuer and the guarantor of the notes that were not tendered in the exchange offers remain JBS USA Food Company and JBS S.A., respectively.
(3)	On June 28, 2024, in connection with a previously announced cash tender offers, we accepted for purchase (1) US$387,993,000 of our 5.750% Senior Notes due 2033 and (2) US$92,954,000 of its 6.750% Senior Notes due 2034. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Cash Tender Offers for JBS USA Notes” in the Form 20-F.
(4)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

The indentures governing these notes contain negative covenants that limit JBS USA or PPC, as applicable, and their respective significant restricted subsidiaries that guarantee these notes from creating liens on future Principal Property (as defined in the applicable indentures governing each series of notes) to secure debt and entering into certain sale and leaseback transactions. In addition, the indentures governing these notes restrict JBS USA’s or PPC’s, as applicable, ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications, including that as of the date of this MD&A, there are no Principal Properties. For more information about these covenants and the indentures governing each series of these notes, see Exhibits 2.2 through 2.51 to the Form 20-F. We are currently in compliance with the covenants under the indentures governing our notes.

Launch of JBS USA Exchange Offers

On October 25, 2024, we launched our offers to exchange (the “JBS USA Exchange Offers”) the following 13 series of notes issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Existing JBS USA Notes”): (1) US$1,507,046,000 aggregate principal amount of our outstanding 6.750% Senior Notes due 2034; (2) US$900,000,000 aggregate principal amount of our outstanding 7.250% Senior Notes due 2053; (3) US$3,062,000 aggregate principal amount of our outstanding 2.500% Senior Notes due 2027; (4) US$20,416,000 aggregate principal amount of our outstanding 5.125% Senior Notes due 2028; (5) US$803,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2029; (6) US$343,000 aggregate principal amount of our outstanding 3.000% Senior Notes due 2029; (7) US$4,320,000 aggregate principal amount of our outstanding 5.500% Senior Notes due 2030; (8) US$909,000 aggregate principal amount of our outstanding 3.750% Senior Notes due 2031; (9) US$16,974,000 aggregate principal amount of our outstanding 3.000% Sustainability-Linked Senior Notes due 2032; (10) US$10,598,000 aggregate principal amount of our outstanding 3.625% Sustainability-Linked Senior Notes due 2032; (11) US$483,000 aggregate principal amount of our outstanding 5.750% Senior Notes due 2033; (12) US$115,000 aggregate principal amount of our outstanding 4.375% Senior Notes due 2052; and (13) US$345,000 aggregate principal amount of our outstanding 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes (the “New JBS USA Notes”).

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The JBS USA Exchange Offers will expire on November 25, 2024, unless we extend them in our sole discretion. In connection with the settlement of the JBS USA Exchange Offers, we expect to deliver the New JBS USA Notes to holders of Existing JBS USA Notes who validly tender and do not validly withdraw their Existing JBS USA Notes prior to the expiration date. The settlement date for the JBS USA Exchange Offers will be promptly after the expiration date. The New JBS USA Notes will not be listed for trading on any organized exchange.

This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the Existing JBS USA Notes. Any offer to exchange the Exiting JBS USA Notes will be made solely on the terms and subject to the conditions set forth in a separate prospectus that will be directed to holders of the Existing JBS USA Notes.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$969.1 million;

●	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion; and

●	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$855.7 million.

As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. The applicable sustainability performance targets are specifically tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and do not easily lend themselves to benchmarking against sustainability performance targets that may be used by other companies. In connection with these notes, none of JBS S.A., JBS USA or PPC has committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors in these notes or to any other party by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by each company (an “external verifier”) that the notes will meet any or all investor expectations regarding the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked,” or satisfy an investor’s requirements or any future legal, quasi-legal or other standards for investment in assets with sustainability characteristics, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the sustainability performance target or the use of the net proceeds from the offering of notes.

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In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any external verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this MD&A.

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the applicable interest rates, any such failure would not be an event of default under the notes, nor would such failure result in a requirement to redeem or repurchase such securities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Failure by us to achieve our sustainability performance targets may result in increased interest payments under future financings and harm to our reputation” in the Form 20-F.

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in June 2021 (the “JBS S.A. June 2021 Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032. For more information about the JBS S.A. June 2021 Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks—JBS S.A. June 2021 Sustainability-Linked Framework” in the Form 20-F.

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the sustainability performance target it established under its Sustainability-Linked Framework adopted in November 2021 (the “JBS USA Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032. For more information about the JBS USA Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— JBS USA Sustainability-Linked Framework” in the Form 20-F.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the sustainability performance target it established under the its Sustainability-Linked Framework adopted in March 2021(the “PPC Sustainability-Linked Framework”) to reduce its Global Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, and provide confirmation thereof to the trustee together with a related confirmation by an external verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031. For more information about the PPC Sustainability-Linked Framework, including the sustainability performance target, see “Item 4. Information on the Company—B. Business Overview—Climate Reduction Goals—Sustainability-Linked Frameworks— PPC Sustainability-Linked Framework” in the Form 20-F.

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JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million revolving unsecured credit facility (the “JBS S.A. Revolving Credit Facility”). Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of JBS S.A. Revolving Credit Facility can be increased to US$500.0 million with an accordion expansion feature, which is subject to obtaining lender commitments. The JBS S.A. Revolving Credit Facility initially matured in August 2025 and included two one-year extensions that were exercised at the borrowers’ option and duly accepted by all counterparties. Pursuant to the terms of the JBS S.A. Revolving Credit Facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. As of September 30, 2024, there were no outstanding borrowings under the JBS S.A. Revolving Credit Facility.

The JBS S.A. Revolving Credit Facility contains customary representations, covenants and events of default. The JBS S.A. Revolving Credit Facility contains negative covenants that restrict the borrowers and guarantors thereunder and significant restricted subsidiaries from creating liens on their property or assets to secure debt and entering into certain sale and leaseback transactions. In addition, the JBS S.A. Revolving Credit Facility restrict the borrowers’ and guarantors’ ability to merge, consolidate, sell or otherwise dispose of all or substantially all of their respective assets. These covenants are subject to certain exceptions and qualifications. For more information about these covenants and the JBS S.A. Revolving Credit Facility, see Exhibit 4.1 to the Form 20-F. We are currently in compliance with the covenants under the JBS S.A. Revolving Credit Facility.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc. (prior to its dissolution), JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (as amended by that certain First Amendment, dated as of July 28, 2023, the “JBS USA Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The JBS USA Senior Unsecured Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$800.0 million and US$700.0 million and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA.

Guarantees. Subject to the JBS USA Collateral Cure (as described below), borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the JBS USA Senior Unsecured Revolving Facility (subject to certain exceptions) and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a JBS USA Collateral Cure, the direct parent entity of each borrower and each wholly-owned subsidiary of each borrower is required to become a guarantor (other than, in each case, certain excluded subsidiaries that are not required to become a guarantor).

Covenants. The JBS USA Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. The JBS USA Senior Unsecured Revolving Facility imposes certain limitations and restrictions on JBS USA and its restricted subsidiaries, including, without limitation (1) restricting any restricted subsidiary of JBS USA that is not a borrower or guarantor of the JBS USA Senior Unsecured Revolving Facility from incurring additional debt, subject to certain significant exceptions and (2) creating liens, entering into certain transactions with affiliates and consolidating or merging, in each case, subject to certain significant exceptions. In addition, the JBS USA Senior Unsecured Revolving Facility and subject to the JBS USA Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “JBS USA Financial Maintenance Covenant”). For more information about these covenants and the JBS USA Senior Unsecured Revolving Facility, see Exhibit 4.2 to the Form 20-F. We are currently in compliance with the covenants under the JBS USA Senior Unsecured Revolving Facility.

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Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the JBS USA Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor, in each case organized in the United States, and the direct parent entity of each borrower to provide security interests in the collateral that secured the prior secured revolving credit facility (the “JBS USA Collateral Cure”). From and after the date of the JBS USA Collateral Cure, the JBS USA Financial Maintenance Covenant will no longer be in effect and availability under the JBS USA Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

As of September 30, 2024, there were no outstanding borrowings under the JBS USA Senior Unsecured Revolving Facility.

PPC Credit Facility

On October 4, 2023, PPC and certain of PPC’s subsidiaries entered into a Revolving Syndicated Facility Agreement (the “PPC Revolving Credit Facility”) with CoBank, ACB as administrative agent and collateral agent, and the other lenders party thereto. The PPC Revolving Credit Facility provides for a revolving loan commitment of $850.0 million with a maturity in 2028. Outstanding borrowings under the PPC Revolving Credit Facility bear interest at a per annum rate equal to either SOFR or the prime rate plus applicable margins based on PPC’s credit ratings.

The PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries. Following the PPC Collateral Cure, each wholly-owned subsidiary of each borrower is required to become a guarantor (other than certain excluded subsidiaries that are not required to become a guarantor). The PPC Revolving Credit Facility contains customary representations and warranties, covenants and events of default. The PPC Revolving Credit Facility imposes certain limitations and restrictions on PPC and its restricted subsidiaries, including, without limitation on (1) liens, (2) indebtedness, (3) sales and other dispositions of assets, (4) dividends, distributions, and other payments in respect of equity interest, (5) investments, and (6) voluntary prepayments, redemptions or repurchases of junior debt, in each case, subject to certain exceptions which can be material and certain of such clauses only apply to PPC upon the occurrence of certain triggering events. In addition, the PPC Revolving Credit Facility and subject to the PPC Collateral Cure, includes a financial maintenance covenant that requires PPC not to permit its interest coverage ratio to be less than 3.50:1.00, which shall be tested at the end of each fiscal quarter of PPC (the “PPC Financial Maintenance Covenant”).

After the end of any fiscal quarter, PPC may give notice that they will not be in compliance with the PPC Financial Maintenance Covenant and instead may elect to cause the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured PPC’s prior secured credit facility (the “PPC Collateral Cure”). From and after the date of the PPC Collateral Cure, the PPC Financial Maintenance Covenant will no longer be in effect and availability under the PPC Revolving Credit Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

For more information about these covenants and the PPC Revolving Credit Facility, see Exhibit 4.3 to the Form 20-F. We are currently in compliance with the covenants under the PPC Revolving Credit Facility.

As of September 30, 2024, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$24.7 million and US$825.3 million, respectively. There were no outstanding borrowings as of September 30, 2024.

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Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

JBS S.A.

From October 2019 through May 2024, JBS S.A. issued several series of non-convertible unsecured debentures through private placements in Brazil, with maturities ranging from 2024 until 2044. These debentures are denominated in Brazilian reais and bear interest at various rates, with an annual average interest rate of 5.63% as of September 30, 2024. A larger part of these debentures have their principal amount adjusted according to the Brazilian inflation – IPCA (Índice Nacional de Preços ao Consumidor Amplo). These debentures underlie the securitization of agribusiness receivables in Brazil through the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”). The net proceeds from the issuances of these debentures have been used primarily to acquire cattle, natural products and other inputs necessary for the processing or industrialization of bovine cattle, including the slaughter, preparation of by-products, and the manufacturing of meat products from the primary slaughter process mentioned above, as well as the sale of the resulting products and by-products of such process, including exportation, intermediation, storage, and transportation of the products, by-products, and derivatives.

As of September 30, 2024, the outstanding aggregate principal amount of the CRAs was US$1,314.9 million.

Seara

On October 3, 2024, three series of CRAs due 2029, 2034 and 2044, in the aggregate principal amount of R$1,502.6 million (equivalent to US$275.8 million, considering the exchange rate on September 30, 2024), were issued. These CRAs represent rural financial product notes (Cédulas de Produto Rural Financeiras – CPR-Financeiras) issued by Seara and guaranteed by JBS S.A. Seara plans to use the net proceeds from the issuances of the rural financial product notes primarily to acquire raw materials, namely corn in natura, in the ordinary course of its business. The agreements governing these CRAs contain customary covenants and events of default; however, they do not include any financial covenants.

Other Debt

For more information about our consolidated indebtedness, including our other, lower value debt instruments and facilities, see “—Contractual Obligations” below, note 15 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 15 to JBS S.A.’s audited financial statements, included in the Form 20-F.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of the dates indicated that have an impact on our liquidity.

	As of September 30, 2024
Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Trade accounts payable and supply chain finance	5,800.8	—	—	—	5,800.8
Loans and financing (1)	1,857.8	30.6	2,680.3	14,389.4	18,958.0
Estimated interest on loans and financings (2)	2,175.3	850.0	1,621.9	6,573.4	11,220.6
Derivatives liabilities (assets)	101.6	38.8	—	—	140.4
Payment of leases	346.2	636.5	207.6	581.3	1,771.6
Other liabilities	15.0	55.0	—	0.0	70.0

(1)	Includes accrued and unpaid interest as of September 30, 2024.

(2)	Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates as of September 30, 2024, and expected payment dates.

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Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 25 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 27 to JBS S.A.’s audited financial statements included in the Form 20-F.

Research and Development, Patents and Licenses, Etc.

Our global innovation teams collaborate to exchange trends, solutions, and technological advancements, pooling collective expertise to propel category growth. With a diversified product portfolio, we deliver high-quality offerings tailored to diverse customer needs and consumer preferences. Investments in cultivated protein are pivotal to our strategic vision. In 2021, we ventured into the cultured protein market through the acquisition of BioTech Foods in Spain. Furthermore, the forthcoming JBS Biotech Innovation Centre in Santa Catarina will emerge as Brazil’s largest research facility devoted to food biotechnology. Seara’s Incrível vegetable-based product line and the acquisition of Vivera Topholding BV, a manufacturer of plant-based food products in Europe, showcase our expansion into plant-based proteins.

Initiatives, such as Seara’s Innovation Hub and Friboi’s Meat Technology and Study Center embody our dedication to product quality and innovation. Through meticulous analysis of the entire production chain and ongoing research, we adapt to evolving consumer expectations. Through collaboration with Colorado State University, we established the JBS Global Food Innovation Center, advancing food safety, meat sciences, and animal welfare practices. Additionally, JBS USA invests significantly in technology and innovation to maintain elite quality standards, exemplified by initiatives such as transitioning to zero-trim products in beef plants, while Pilgrim’s Europe harnesses advanced technologies like Internet of Things devices for operational efficiencies and predictive maintenance.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	global economic conditions;

●	Brazilian economic environment;

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●	effect of level of indebtedness and interest rates;

●	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

●	effect of the levels of exports of fresh and processed products on our results of operations;

●	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

●	effects of fluctuations in export prices of fresh and processed products on operating revenues;

●	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

●	effects of fluctuations in currency exchange rates.

For more information, see “—Principal Factors Affecting our Financial Condition and Results of Operations” above.

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB and the disclosures related to judgements and estimates can be found in note 2.6 to JBS S.A.’s audited financial statements included in the Form 20-F.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.1 to JBS S.A.’s unaudited interim financial statements included in the Form 6-K and note 2.5 to JBS S.A.’s audited financial statements included in the Form 20-F.

Reconciliation of Adjusted EBITDA

We have disclosed Adjusted EBITDA in this MD&A, which is a non-GAAP financial measure. Adjusted EBITDA is used as a measure of our segments performance by our management and should not be considered as a measure of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA is calculated by making the following adjustments to net income, as further described below: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of antitrust agreements expenses; exclusion of donations and social programs expenses; exclusion of J&F Leniency expenses refund; exclusion of impairment of assets; exclusion of restructuring expenses; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments – special program; and exclusion of certain other operating income (expense), net.

The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the following:

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

●	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

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●	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay taxes;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

●	Adjusted EBITDA includes adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

Adjusted EBITDA is reconciled to net income (loss) as follows:

	For the nine-month period ended September 30,		For the year ended December 31,
	2024	2023	2023	2022	2021
	(in millions of US$)

Net income (loss)	1,509.2	(173.7)	(131.7)	3,143.5	3,818.6
Income tax and social contribution taxes – current and deferred	592.5	(103.8)	(128.0)	410.0	1,244.1
Net finance expense	1,309.5	1,012.9	1,353.4	1,241.7	938.5
Depreciation and amortization expenses	1,633.6	1,571.8	2,149.1	1,907.9	1,673.2
Share of profit of equity-accounted investees, net of tax	0.2	(9.8)	(9.5)	(11.8)	(17.2)
Antitrust agreements expenses (a)	81.0	42.2	102.5	101.4	792.7
Donations and social programs expenses (b)	18.2	11.1	18.2	23.9	27.3
J&F Leniency expenses refund (c)	—	—	—	(93.8)	—
Impairment of assets (d)	—	20.8	26.3	17.4	—
Restructuring expenses (e)	83.0	39.6	53.3	—	—
Rio Grande do Sul losses (f)	19.3	—	—	—	—
Fiscal payments – Special Program (g)	81.8	—	—	—	—
Other operating income (expense), net (h)	17.0	16.3	24.5	(18.3)	9.1
Adjusted EBITDA	5,345.3	2,427.4	3,457.9	6,722.0	8,486.4

Adjusted EBITDA by segment:
Brazil	733.9	292.8	469.3	468.9	431.9
Seara	1,089.0	229.2	364.5	896.7	714.7
Beef North America	136.5	212.8	114.2	2,081.7	4,511.9
Pork USA	800.2	331.8	526.9	756.3	786.0
Pilgrim’s Pride	2,059.3	1,093.9	1,536.0	2,084.6	1,691.7
Australia	524.1	276.2	454.7	443.9	327.6
Others	3.6	(7.5)	(5.2)	(7.9)	24.7
Total reportable segments	5,346.6	2,429.2	3,460.4	6,724.2	8,488.5
Eliminations (i)	(1.3)	(1.8)	(2.6)	(2.2)	(2.0)
Adjusted EBITDA	5,345.3	2,427.4	3,457.9	6,722.0	8,486.4

(a)	Refers to antitrust agreements entered into by JBS USA and its subsidiaries. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in the Form 20-F.
(b)	Refers to donations made to (i) the Instituto J&F for improvements to the school’s building, (ii) the social program “Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil and (iii) the JBS Fund for The Amazon, a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.
(c)	Refers to the amount that J&F agreed to pay to JBS in connection with the settlement agreement between the parties to Arbitration Proceeding No. 186/21, net of PIS/COFINS social contribution tax. For more information, see “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions—J&F Settlement Agreement” in the Form 20-F
(d)	Refers to the impairment of assets related to Planterra's plant closure in 2023.
(e)	Refers to multiple restructuring initiatives (including related impairment), primarily those in the indirect subsidiary Pilgrim's Pride Corporation (PPC), which are classified as Other expenses, as well as other non-significant restructuring projects that are classified as General and administrative expenses.Refers to the losses resulting from flooding that occurred in Rio Grande do Sul in May 2024.
(f)	Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.
(g)	Refers to several adjustments, mainly outside of Brazil, such as expenses related to acquisitions and insurance indemnities, among others.
(h)	Includes intercompany and intersegment transactions.

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Supplemental Financial and Non-Financial Information about the Obligors of the JBS USA Registered Notes

Reference is made to the following 11 series of notes (collectively, the “JBS USA Registered Notes”) issued by JBS USA, JBS USA Food Company and JBS Luxembourg Company S.à r.l. (collectively, the “Co-Issuers”): (1) 2.500% Senior Notes due 2027; (2) 5.125% Senior Notes due 2028; (3) 6.500% Senior Notes due 2029; (4) 3.000% Senior Notes due 2029; (5) 5.500% Senior Notes due 2030; (6) 3.750% Senior Notes due 2031; (7) 3.000% Sustainability-Linked Senior Notes due 2032; (8) 3.625% Sustainability-Linked Senior Notes due 2032; (9) 5.750% Senior Notes due 2033; (10) 4.375% Senior Notes due 2052; and (11) 6.500% Senior Notes due 2052. The JBS USA Registered Notes are fully and unconditionally guaranteed on a senior unsecured basis by JBS S.A., JBS Global Luxembourg S.à r.l. and JBS Global Meat Holdings Pty. Limited (collectively, the “Parent Guarantors” and, together with the Co-Issuers, the “Obligors”). Each guarantee (collectively, the “Guarantees”) constitutes a separate security offered by the Parent Guarantors.

In addition, holders of the 6.750% Senior Notes due 2034 and the 7.250% Senior Notes due 2053, issued by Co-Issuers, benefit from registration rights set forth in registration rights agreements entered into by JBS USA on September 19, 2023, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate exchange offers within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes. These notes are also guaranteed on a senior unsecured basis by the Parent Guarantors. On October 25, 2024, these exchange offers were launched. They are expected to expire on November 25, 2024, unless we extend them in our sole discretion. This MD&A is neither an offer to purchase nor a solicitation of an offer to sell or buy the notes subject of the exchange offers. Any offer to exchange these notes will be made solely on the terms and subject to the conditions set forth in a separate offer to purchase that will be directed to holders of these notes. For more information, see “—Recent Developments—Launch of JBS USA Exchange Offers.”

JBS S.A indirectly owns 100% of each of the Obligors. JBS Global Luxembourg S.à r.l., JBS Global Meat Holdings Pty. Limited, JBS USA, JBS Luxembourg Company S.à r.l. and JBS USA Food Company are holding subsidiaries of JBS S.A. with no operations of their own or assets (other than the equity interests of their respective direct subsidiaries) and through which JBS S.A. holds all of its operating subsidiaries. Therefore, other than JBS S.A., the Obligors’ ability to service their debt obligations, including the JBS USA Registered Notes and the Guarantees, as the case may be, is dependent upon the earnings of their respective subsidiaries and such subsidiaries’ ability to distribute those earnings as dividends, loans or other payments to such Obligors. Under the terms of the indentures pursuant to which the JBS USA Registered Notes were issued, principal, accrued and unpaid interest and certain other obligations due under the JBS USA Registered Notes in accordance with each such indenture. For more information about the terms and conditions of the JBS USA Registered Notes and the Guarantees, see “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes” in the Form 20-F. The JBS USA Registered Notes and Guarantees thereof are senior unsecured obligations and are effectively subordinated to the Obligors’ secured obligations to the extent of the value of the assets securing such obligations. The JBS USA Registered Notes and Guarantees are structurally subordinated to all existing and future debt and other liabilities, including trade payables, of each Obligor’s non-guarantor subsidiaries. Moreover, under the laws of the jurisdictions of organization of the Obligors, obligations under the JBS USA Registered Notes and the Guarantees are subordinated to certain statutory preferences. In the event of any liquidation, bankruptcy, or judicial reorganization of such entities, such statutory preferences, including motions for restitution, post-petition claims, claims for salaries, wages, social security, taxes and court fees and expenses and claims secured by collateral, among others, will have preference and priority over any other claims, including any claims in respect of the Obligors under the JBS USA Registered Notes and the Guarantees. For more information about these and other the factors that may affect payments to holders of the JBS USA Registered Notes and the Guarantees, see “Item 3. Key Information—D. Risk Factors--Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees” in the Form 20-F.

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If certain conditions are met, the Parent Guarantors will be released from their Guarantees of the JBS USA Registered Notes. See “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of Guarantees of Parent Guarantors and Fall-Away of Covenants of Parent” in the Form 20-F. Moreover, JBS USA may be substituted for a direct or indirect parent of JBS USA or any subsidiary of JBS USA that owns, or after the substitution, will own, a majority of the assets of the JBS USA for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Substitution of the Company” in the Form 20-F. Alternatively, if certain conditions are met, JBS USA Food Company may be released as an issuer of the JBS USA Registered Notes for purposes of the indentures, as described under “Item 12. Description of Securities Other Than Equity Securities—A. Debt Securities—Description of the JBS USA Registered Notes—Release of JBS USA Food as an Issuer” in the Form 20-F. As a consequence of any release of any Guarantees of the JBS USA Registered Notes, the substitution of JBS USA as an issuer and/or the release of JBS USA Food Company as an issuer of the JBS USA Registered Notes, the obligor or obligors, assets and revenues available for repayment of the JBS USA Registered Notes may be significantly different from the obligors, assets and revenues at the time of a holder’s investment in the JBS USA Registered Notes. For more information, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Debt, the JBS USA Registered Notes and the Parent Guarantees—The indentures governing the JBS USA Registered Notes provides for the release of the guarantees of the JBS USA Registered Notes, our ability to substitute JBS USA as an issuer, and our ability to release JBS USA Food Company as an issuer of the JBS USA Registered Notes” in the Form 20-F.

Pursuant to Rule 3-10 of Regulation S-X subsidiary issuers and guarantors of obligations guaranteed by the parent (in this case, JBS S.A.) are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company’s consolidated financial statements, the parent guarantee is “full and unconditional” and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of each Obligor (other than JBS S.A.) have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, except as described below, we have excluded the summarized financial information for the Obligors (other than JBS S.A.) because, except for JBS S.A., the combined Obligors, excluding investments in subsidiaries that are not issuers or guarantors, have no material assets, liabilities or results of operations, and management believes such summarized financial information would not provide incremental value to investors.

Summarized financial information is presented below for JBS S.A., as parent company and the only Obligor with material operations, on a stand-alone basis and does not include investments in and equity in the earnings of non-obligor subsidiaries. Transactions with and balances to/from non-obligor subsidiaries and related parties have been presented separately.

The following summarized financial information sets forth JBS S.A.’s summarized statement of financial position data as of September 30, 2024 and December 31, 2023 and summarized statement of income data for the nine-month period ended September 30, 2024 and the year ended December 31, 2023.

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	As of and for the nine-month period ended September 30, 2024	As of and for the year ended December 31, 2023
	(in millions of US$)
Statement of financial position data:
Current assets:
Due from non-obligor subsidiaries and related parties	197.8	183.1
Other current assets	2,656.9	2,687.1
Total current assets	2,854.6	2,870.2
Non-current assets:
Due from non-obligor subsidiaries and related parties	108.0	119.0
Other non-current assets	5,533.5	6,498.7
Total non-current assets	5,641.5	6,617.7
Current liabilities:
Due to non-obligor subsidiaries and related parties	85.3	78.5
Other current liabilities	2,832.9	2,068.3
Total current liabilities	2,918.1	2,146.8
Non-current liabilities:
Due to non-obligor subsidiaries and related parties	(2,587.0)	3,513.0
Other non-current liabilities	7,467.1	3,251.5
Total non-current liabilities	4,880.1	6,764.5

Statement of income data (1):
Net revenue	8,468.5	10,319.9
Gross profit	1,628.2	1,614.0
Net income (loss) attributable to Company shareholders		(217.7)
Net income (loss)	58.2	(217.7)

(1)	For the nine-month period ended September 30 2024, net revenue, gross profit and net income (loss) includes US$967.9 million, US$122.7 million and US$81.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties. For the year ended December 31, 2023, net revenue, gross profit and net income (loss) includes US$1,342.3 million, US$146.8 million and US$97.1 million, respectively, of intercompany transactions with non-obligor subsidiaries and related parties.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. All statements included in this MD&A, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results.

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Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

●	the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

●	product contamination or recall concerns;

●	fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

●	fluctuations in the selling prices of beef, pork and chicken products;

●	developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

●	currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

●	changes in international trade regulations;

●	our strategic direction and future operation;

●	deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

●	our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

●	the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

●	the competitive nature of the industry in which we operate and the consolidation of our customers;

●	customer demands and preferences;

●	our level of indebtedness;

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●	adverse weather conditions in our areas of operations;

●	continued access to a stable workforce and favorable labor relations with employees;

●	our dependence on key members of our management;

●	the interests of our ultimate controlling shareholders;

●	reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

●	economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

●	political crises in Brazil;

●	the declaration or payment of dividends or interest attributable to shareholders’ equity;

●	the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, including higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains as a result of disruptions caused by these conflicts;

●	unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

●	the risk factors discussed under the heading “Item 3. Key Information—D. Risk Factors” in the Form 20-F;

●	other factors or trends affecting our financial condition, liquidity or results of operations; and

●	other statements contained in this MD&A regarding matters that are not historical facts.

In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, any or all of our forward-looking statements may turn out to be inaccurate.

We caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this MD&A are qualified in their entirety by this cautionary statement.

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